SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - Half Year 2012 - Business Review

NEWS RELEASE

PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk
10 August 2012

PRUDENTIAL PLC 2012 HALF YEAR RESULTS

ASIA CONTINUES TO DRIVE PROFITABLE GROWTH, WITH STRONG CASH REMITTANCES FROM ALL BUSINESSES

IFRS1:
• Operating profit of £1,162 million, up 13 per cent
• Asia life insurance business operating profit2 of £409 million, up 26 per cent
• Total profit before tax3 of £1,259 million, up 13 per cent
• Shareholders' funds of £9.3 billion, up 8 per cent4

New Business:
• EEV new business profit of £1,141 million, up 7 per cent
• Asia EEV new business profit of £547 million, up 18 per cent

Embedded Value:
• Operating profit of £2,109 million, down 2 per cent, reflecting low-interest rate environment
• Asia life insurance business operating profit2 of £872 million, up 13 per cent
• Shareholders' funds of £20.6 billion, up 5 per cent4, equivalent to 806 pence per share

Capital & Dividend:
• Strong underlying free surplus generation of £1.4 billion (before investment in new business), unchanged from last year
• Net remittances from business operations up 5 per cent to £726 million
• Asia net cash remittance of £126 million, up 20 per cent
• Insurance Groups Directive (IGD) capital surplus estimated at £4.2 billion; solvency requirements covered 2.7 times
• 2012 half year dividend increased by 5.7 per cent to 8.4 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"Prudential has produced a strong performance across our key financial metrics during the first six months of 2012 - IFRS, NBP and cash, despite the considerable global macroeconomic challenges. Our track record of profitable growth has continued as we have delivered our highest-ever first half new business profit and IFRS operating profit of £1.14 billion and £1.16 billion respectively. Net cash remittances from our business units to the Group have grown in line with our strategy and we retain one of the strongest capital positions in the sector.

"Asia delivered a 21 per cent rise in IFRS operating profit5 and a 18 per cent rise in new business profit. Importantly, Asia's cash contribution to the Group was £126 million, an increase of 20 per cent, and evidence that our business in Asia continues to deliver both growth and cash for our shareholders.

1 Comparatives adjusted for retrospective application of the accounting policy improvement for deferred acquisition costs as discussed in Note 3 of Notes to Editors.
2 Excluding Eastspring Investments, development costs and Asia regional head office expenses.
3Attributable to shareholders.
4 Comparable to 31 December 2011.
5 Total Asia operating profit from long-term business and Eastspring Investments after development costs.

"In the US we continue to perform well and Jackson delivered IFRS operating profit of £442 million, a 30 per cent increase from 2011 and a cash contribution to Group of £247 million, lower than 2011 which benefited from an exceptional release of surplus by Jackson in 2011. In May, we announced the acquisition of Reassure America Life Insurance Company which increases our scale, diversifies our earnings and enables us to increase by 30 per cent Jackson's 2013 cash remittance objective from £200 million to £260 million.

"Our UK business has delivered a good performance, with IFRS operating profit remaining flat at £353 million and net cash remittances, slightly lower at £230 million. We continue to focus on the lines of business where we have a clear competitive advantage, namely annuities and with-profits, and are maintaining our selective approach to the bulk annuity market. In the first half of the year we completed a single large bulk annuity contract which contributed £23 million to our new business profit.

"In asset management M&G has delivered a particularly good performance in a difficult investment market, with net inflows of £4.9 billion. Once again, our high-margin retail business continues to be the driver of our strong inflows being the market leader in UK retail net flows for the 14th quarter in a row1.

"In the first half of 2012 we have delivered a good financial performance and continued to make progress towards the 'Growth and Cash' objectives we set ourselves for 2013. We remain on track to achieve these objectives despite the challenging macro-economic conditions in which we are operating. Clearly, as a large insurance company with a substantial balance sheet we are not immune to these conditions. However, we manage our business so that it is resilient in times of economic and financial market stress, and our track record through the crisis is evidence of this. Our balance sheet remains defensively positioned and we continue to capitalise on the long-term growth opportunities available to us.

"Those opportunities are most evident in South-east Asia, where the depth and breadth of Prudential's franchise is a source of strength. Long-term savings and protection businesses such as ours are playing an integral role in the economic and social transformation that has only just started to take place, and will deliver growth for many years to come, long after the current worries that beset the global economy have passed.  For this reason, we remain confident in our ability to grow earnings over the long-term while continuing to create value for our shareholders."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
Harshna Brahmbhatt	+44 (0)20 7548 2466

Notes to Editors:
1.
 The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS. Period-on-period percentage increases are stated on an actual exchange rate basis.

2.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and, in 2012, gains on dilution of Group's holdings. In addition, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. As previously reported in our 2011 Annual Report, in 2012 the Group as an accounting policy improvement, adopted altered US GAAP requirements for deferred acquisition costs for certain businesses in our Group IFRS results. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied.

4.	Total number of Prudential plc shares in issue as at 30 June 2012 was 2,556,248,898.

5.
 There will be a conference call today for media at 10.15 (UK) / 17.15 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. UK dial-in telephone number: +44 (0)20 3140 0668 / 0800 368 1950 (Freephone UK), Hong Kong dial-in telephone number: 800 905 280. Passcode: 188085#.

1Source: Fundscape. (Q1 issue, May 2012). The Pridham Report, Fundscape LLP
6.
 A presentation for analysts and investors will be held today at 12.00 (UK)/19.00 (Hong Kong) in the Conference Centre of UBS, 1 Finsbury Avenue, London EC2M 2PP. The presentation will be webcast live and as a replay on the corporate website via the link below:
www.prudential.co.uk/prudential-plc/investors/resultspresentations/resultsday/

1Source: Fundscape. (Q1 issue, May 2012). The Pridham Report, Fundscape LLP
A dial-in facility will be available to listen to the presentation and to allow analysts and investors to ask questions at the end of the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.30 (UK) 18.30 (Hong Kong)). Dial-in: +44 (0)20 3059 8125 / 0800 368 0649 (Freephone UK). Passcode: Prudential. Playback: +44 (0)121 260 4861, Passcode: 3078190#. This will be available from approximately 14.45 (UK) 21.45 (Hong Kong) on 10 August 2012 until 23.59 (UK) 06.59 (Hong Kong) on 17 August 2012.

A copy of this announcement can be found at www.prudential.co.uk/prudential-plc/media

7.	High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

8.	2012 Interim Dividend

Ex-dividend date	22 August 2012 (UK, Ireland and Singapore shareholders) 23 August 2012 (Hong Kong shareholders)
Record date	24 August 2012
Payment of dividend	27 September 2012 (UK, Ireland and Hong Kong shareholders) On or about 4 October 2012 (Singapore shareholders) On or about 5 October 2012 (ADR holders)

9.	About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £363 billion in assets under management (as at 30 June 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

10.	Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's Report
I am pleased to report a strong performance in the first half of 2012 across the Group's key financial metrics of IFRS operating profit, new business profit and cash remittances. We continue to make progress towards achieving the 2013 'Growth and Cash' objectives. Asia has again led the Group's profitable growth. We remain on track to achieve our targets of doubling 2009 new business profit and IFRS profit in the region by 2013. This performance has been delivered against a backdrop of market turbulence, combined with persistent low interest rates.

Group performance
New business profit is up 7 per cent to £1,141 million (2011: £1,069 million), with a new business margin of 56 per cent (2011: 59 per cent). APE sales have increased by 11 per cent to £2,030 million (2011: £1,824 million) in the first half of 2012. M&G has attracted strong net inflows of £4.9 billion (2011: £2.9 billion), continuing its trend of high relative performance in difficult market conditions.

Our IFRS operating profit based on longer-term investment returns increased by 13 per cent during the first six months of the year to £1,162 million (2011: £1,028 million1). IFRS shareholders' funds increased by 8 per cent to £9.3 billion, compared to £8.6 billion1 as at 31 December 2011.

Underlying free surplus generation from our life and asset management businesses, before reinvestment in new business, was broadly in line with prior year at £1,403 million. Investment in new business has increased to £364 million (2011: £297 million), reflecting a combination of growth in new business volumes, changes in business mix and the impact of lower interest rates.

Net cash remittances to Group from our businesses increased by 5 per cent to £726 million (2011: £690 million). Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus was £4.2 billion (31 December 2011: £4.0 billion).

2013 Growth and Cash Objectives
The Group continues to focus on delivering the challenging "Growth and Cash" objectives we set out at our 2010 investor conference.

In Asia, where the opportunities for profitable growth are greatest, by 2013, we are targeted to double 2009 new business profit to £1.4 billion and double our 2009 IFRS operating profit to £930 million. At full year 2011, we were more than half way towards reaching both these targets. In the first half of 2012, we made further progress with Asia new business profit reaching £547 million (2011: £465 million) and IFRS operating profits at £440 million (2011: £365 million1).

Turning to the cash objectives, each of our businesses are demonstrating clear progress. Asia, which is targeted to remit a total of £300 million to the Group in 2013, made remittances of £126 million in the first half of 2012 (2011: £105 million). The US, which is targeted to remit £200 million2 next year, made remittances in excess of this amount at £247 million in half year 2012 (2011: £320 million including exceptional release of surplus). Prudential UK, tasked with remitting £350 million in 2013, made remittances to the Group of £230 million in the first half (2011: £265 million). Looking at the cumulative cash target of £3.8 billion over the four-year period from 2010 to end-2013, we have so far achieved 73 per cent of the total objective.

Our operating performance by business unit

Prudential Corporation Asia
Asia continues to be the most significant profitable growth opportunity for the Group with a rapidly expanding middle class who have a strong demand for savings and protection products. The seven South-east Asia markets that make up our 'sweet spot' have a combined population of more than 500 million and total GDP of more than US$2 trillion, equivalent to that of a G5 economy3. We are well positioned to capture this profitable growth opportunity.

In the first half, we have reported record new business profit across the region of £547 million (2011: £465 million). Collectively our four largest markets of Hong Kong, Indonesia, Singapore and Malaysia have grown new business profit by 20 per cent, with particularly strong growth in Indonesia up 49 per cent and Malaysia up by 27 per cent. Indonesia remains our largest market with an agency force of more than 180,000 and an emerging bancassurance channel that is showing good early momentum. We continue to see rapid growth in some of our smaller markets. New business sales in Thailand were up 73 per cent and in the Philippines up by 50 per cent.

Despite the challenge of low interest rates in some of our markets the new business profit margin remains strong at 61 per cent, albeit 2 percentage points lower than 2011.Importantly, due to actions taken by management in these regions, we have maintained strong internal rates of return of more than 20 per cent across all businesses, with a payback period in Asia of four years.

Our products are central to our strategy. We continue to innovate and develop products that are suitable for the evolving needs of customers in these regions, with a particular focus on regular premium savings and protection. Health and protection products contributed 32 per cent of APE sales in the period, and 93 per cent of APE sales came from regular premium business.

Our success throughout Asia is underscored by our powerful multi-distribution model. Agency remains our largest channel and despite our success to date there remains an opportunity to continue to increase both the scale and productivity of our agency force. Bancassurance is expanding as we develop our capabilities across the region, and we are seeing significant growth across all of our major partnerships.

1 Comparatives adjusted for retrospective application of the accounting policy improvement for deferred acquisition costs as discussed in Basis of preparation later in this document.
2 Before changes as a result of acquisition of Reassure America Life Insurance Company.
3 CIA World Fact Book, 2011 estimates.

IFRS long-term operating profit in Asia increased by 26 per cent in the period to £409 million (2011: £324 million1) and net cash remittances increased by 20 per cent to £126 million (2011: £105 million). PCA's delivery of both profitable growth and cash increasingly validates the central place that the high margin and high growth markets of South-east Asia occupy in our strategy.

We have recently received in principle a licence to operate in Cambodia, an economy which has delivered GDP growth at a CAGR of 11 per cent over the past ten years and where there are excellent opportunities to establish and develop a fast growing and profitable life insurance industry.

Jackson National Life Insurance Company (Jackson)
The US market is the world's largest retirement market, with many of the 78 million baby-boomers2 reaching retirement age each year, creating significant demand for retirement income products. Our strategy in the US is to take advantage of this profitable growth opportunity while maintaining strict financial and risk management discipline. We achieve this by taking a conservative approach to pricing and balance sheet management.

In the first half of 2012, new business profit - a metric we focus on ahead of sales - is broadly in line with the prior year with APE sales growing 7 per cent. As expected, new business margin decreased as a direct result of the recent decline in long-term yields, however pricing actions we have taken in previous periods have contributed positively to margin. Variable annuity sales for the first six months have increased slightly to £611 million, compared to the same period last year. Excluding currency translation effects, all of the increase came from the launch of our Elite Access product. This is a variable annuity without guarantees offering access to alternative investments, which has been particularly well received by distributors.

Jackson delivered IFRS operating profit of £442 million in the period, up 30 per cent on the prior year (2011: £340 million1). The increase was due to increased fee income and the non-repeat of an accelerated deferred acquisition cost amortisation charge of £66 million in the prior period. Offsetting these amounts were lower spread income and higher asset based commission payments. Jackson delivered net cash remittances of £247 million in the first half of the year (2011: £320 million including exceptional release of surplus) reflecting our strategy of profitable controlled growth.

In May, we announced plans to acquire Reassure America Life Insurance Company (REALIC), a traditional US life business which is expected to deliver increased profit and cash and improve the diversification of Jackson's earnings. As a result of the acquisition, Jackson's net remittance objective for 2013 was increased from £200 million to £260 million.

Prudential UK
In the UK, Prudential competes selectively to help Britain's ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business combined with sustainable cash generation and capital preservation. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products, where we continue to be market leaders with a highly selective presence in the bulk annuity market.

Our performance over the first half of 2012 has been resilient, with an increase in new business profit to £152 million (2011: £146 million). We completed a single large bulk annuity deal that contributed £23 million to this figure. Our retail business delivered APE sales of £385 million (2011: £381 million) as an increase in sales of individual annuities and with-profits bonds was offset by a reduction in sales of corporate pensions business, after exceptionally high volumes in the first half of 2011.

IFRS operating profit in the UK was robust at £353 million (2011: £353 million). Net cash remittances were £230 million (2011: £265 million). Our inherited estate, which is in surplus by £6.1 billion (31 December 2011: £6.1 billion), continues to provide a key source of relative capital strength versus our peers.

Asset management
Our asset management business M&G, has continued to focus on delivering superior investment performance for our customers while maximising the strength of its distribution capabilities. This has allowed the business to continue to attract significant new assets during a time of high and enduring global market volatility with total retail and institutional net inflows of £4.9 billion. M&G has continued to achieve considerable success in the retail market, with net investment inflows increasing by 53 per cent to £4.3 billion (2011: £2.8 billion). Institutional net inflows increased from £0.1 billion in the first half of 2011 to £0.6 billion in 2012. Operating profit for M&G (including Prudential Capital) was £199 million, consistent with 2011.

M&G's funds under management of £204 billion were broadly unchanged since the end of 2011, which partly reflects our decision to reduce our stake in M&G's South African subsidiary. M&G continues to be number one for gross and net retail sales in the UK, a position it has now held for 14 consecutive quarters3, and is now ranked as the largest player in the UK retail market by funds under management4.

1 Comparatives adjusted for retrospective application of the accounting policy improvement for deferred acquisition costs as discussed in Basis of preparation later in this document.
2 Source: US Census Bureau
3 Source: Fundscape. (Q1 issue, May 2012). The Pridham Report, Fundscape LLP
4 Source: IMA (June 2012, data as at May 2012)

Eastspring, our rebranded Asia asset management business, delivered £426 million1 of net inflows in the first six months of the year and funds under management grew by 7 per cent to £53.8 billion (31 December 2011: £50.3 billion). IFRS operating profit declined to £34 million (2011: £43 million) in the first half primarily due to changes in the product mix, towards bonds and institutional business. We have also continued to invest in people and infrastructure as we build out our offshore capabilities following the launch of the new brand. We continue to be well positioned to capture the long-term profitable growth opportunities in the Asia asset management markets.

Capital and risk management
We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive, our Group capital surplus position at 30 June 2012 was estimated at £4.2 billion, before allowing for the interim dividend (30 June 2011: £4.1 billion; 31 December 2011: £4.0 billion). The Group's required capital is covered 2.7 times.

Solvency II, the proposed new capital adequacy regime for European insurers, is currently anticipated to be implemented from 1 January 2014. As reported previously, uncertainty remains about the final outcome. We continue to evaluate actions, including continuing consideration of the Group's domicile, in the event that the final outcome is negative in terms of our ability to deliver value to our customers and shareholders.

Dividend
The Board has approved a 2012 interim dividend of 8.4 pence per share, which translates into an increase of 5.7 per cent. The interim dividend has been calculated as one third of the prior year's full-year dividend, which is in line with previous years' practice.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
In the first half of 2012 we have delivered a good financial performance and continued to make progress towards the 'Growth and Cash' objectives we set ourselves for 2013. We remain on track to achieve these objectives despite the challenging macro-economic conditions in which we are operating. Clearly, as a large insurance company with a substantial balance sheet we are not immune to these conditions. However, we manage our business so that it is resilient in times of economic and financial market stress, and our track record through the crisis is evidence of this. Our balance sheet remains defensively positioned and we continue to capitalise on the long-term growth opportunities available to us.

Those opportunities are most evident in South-east Asia, where the depth and breadth of Prudential's franchise is a source of strength. Long-term savings and protection businesses such as ours are playing an integral role in the economic and social transformation that has only just started to take place, and will deliver growth for many years to come, long after the current worries that beset the global economy have passed.  For this reason, we remain confident in our ability to grow earnings over the long-term while continuing to create value for our shareholders.

Financial highlights

Life APE new business sales, profits and investment in new business

	Half year 2012			Half year 2011			Change
	Sales (APE)	NBP(i)	Free surplus invested in new business	Sales (APE)	NBP(i)	Free surplus invested in new business	Sales (APE) change	NBP change	Free surplus invest-ment change
	£m	£m	£m	£m	£m	£m	%	%	%
Asia	899	547	162	743	465	129	21	18	26
US	719	442	180	672	458	135	7	(3)	33
UK	412	152	22	409	146	33	1	4	(33)
Total Group	2,030	1,141	364	1,824	1,069	297	11	7	23
(i) New Business Profit (NBP)

[1]Excludes Asia Money Market Fund (MMF).

New business profit (NBP) margin, IRRs and payback periods

	Half year 2012			Half year 2011
	NBP		Payback	NBP		Payback
	margin	IRR(ii)	period	margin	IRR(ii)	period
	%	%	(years)%		%	(years)
Asia	61	>20	4	63	>20	4
US	61	>20	2	68	>20	2
UK	37	>20	3	36	>20	5
Total Group	56	>20	3	59	>20	3
(ii) IRR = Internal Rate of Return

Shareholder-backed policyholder liabilities and net liability flows

Half year 2012	Half year 2011	Change
Shareholder-backed	Shareholder-backed	Shareholder-backed
Policyholder liabilities	Net liability flows(iii)	Policyholder liabilities	Net liability flows(iii)	Policyholder liabilities	Net liability flows
£m	£m	£m	£m	%	%
Asia	19,424	891	18,712	803	4	11
US	75,264	4,769	64,707	4,216	16	13
UK	47,096	(459)	45,157	(5)	4	n/a
Total Group	141,784	5,201	128,576	5,014	10	4
(iii) Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders, maturities and deaths.

Asset management net inflows and profitability
Net inflows	IFRS operating profit	External funds under management
Half year 2012	Half year 2011	Change	Half year 2012	Half year 2011	Change	Half year 2012	Half year 2011	Change
£m	£m	%	£m	£m	%	£m	£m	%
M&G(iv)	4,941	2,922	69	199	199	-	94,643	93,350	1

Total asset management	5,264	3,293	60	250	259	(3)	114,259	115,216	(1)
Total asset management (ex MMF)(v)	5,367	2,910	84
(iv) 2012 includes M&G's 47 per cent proportionate share in the metrics above of PPM South Africa after the divestment transaction. 100 per cent of these metrics were included in 2011.
(v) Excludes Asia Money Market Fund (MMF) net out flows of £103 million (2011: net inflows £383 million).

Operating profit based on longer-term investment returns - IFRS(vi)

	Half year 2012		Half year 2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	409	443	324	367	26	21
US	442	459	340	357	30	29
UK	336	552	332	552	1	-
Other income and expenditure (vii)	(3)	(292)	(2)	(248)	(50)	(18)
Total Group	1,184	1,162	994	1,028	19	13
(vi) The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

(vii) Including Solvency II implementation costs, restructuring costs, Asia development costs, Asia Regional Head Office costs and in 2011 the impact of the Retail Price Index (RPI) to Commercial Price Index (CPI) inflation measure change for defined benefit pension schemes.

Operating profit based on longer-term investment returns - EEV

	Half year 2012		Half year 2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	872	906	774	817	13	11
US	805	822	831	848	(3)	(3)
UK	490	706	537	757	(9)	(7)
Other income and expenditure (viii)	(3)	(325)	(2)	(275)	(50)	(18)
Total Group	2,164	2,109	2,140	2,147	1	(2)
(viii) Including Solvency II implementation costs, restructuring costs, Asia development costs, Asia Regional Head Office costs, and in 2011 the impact of the RPI to CPI inflation measure charge for defined benefit pension schemes.

Basic earnings per share - based on operating profit after tax and non-controlling interest

	Half year 2012	Half year 2011	Change%
IFRS(ix)	34.5 p	31.4 p	10
EEV	60.7 p	61.5 p	(1)
(ix) The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

Underlying free surplus generated (x)
	Half year 2012		Half year 2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	183	209	187	221	(2)	(5)
US	409	411	379	391	8	5
UK	256	419	306	481	(16)	(13)
Total Group	848	1,039	872	1,093	(3)	(5)
(x) Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations.

Cash remitted by the business units to the Group

	Half year 2012		Half year 2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	170	126	135	105	26	20
US	247	247	320	320	(23)	(23)
UK	230	353	265	265	(13)	33
Total Group	647	726	720	690	(10)	5

Cash and capital
	Half year 2012	Half year 2011	Change%
Dividend per share relating to the reporting period	8.4p	7.95 p	6
Holding company cash and short-term investments	£1,222m	£1,476m	(17)
IGD capital surplus before final dividend(xi)	£4.2bn	£4.1bn	2
(xi) Estimated.

Group shareholders' funds (including goodwill attributable to shareholders)
	30 Jun 2012	31 Dec 2011	Change
	£	£	%
IFRS(xii)	£9.3bn	£8.6bn	8
EEV	£20.6bn	£19.6bn	5
(xii) The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

	Half year 2012	Half year 2011
	%	%
Return on IFRS shareholders' funds(xiii)	20	21
Return on embedded value (xiv)	16	17
(xiii)  Annualised IFRS operating profit after tax and non-controlling interests as percentage of opening IFRS shareholders' funds. Half year profits are annualised by multiplying by two. The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

(xiv) Annualised EEV operating profit after tax and non-controlling interests as percentage of opening EEV shareholders' funds. Half year profits are annualised by multiplying by two.

	30 Jun 2012	31 Dec 2011	Change%
EEV shareholders' funds per share (including goodwill attributable to shareholders)	806 p	771 p	5
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	749 p	713 p	5

Chief Financial Officer's Overview

Prudential has delivered a strong performance during the first half of 2012 and continued to make progress towards the 2013 'Growth and Cash' financial objectives. This performance was driven by Asia with good contributions from the other business operations set against a tougher macroeconomic and investment market backdrop compared to a year ago.

EEV new business profit ('new business profit') increased by 7 per cent to £1,141 million (2011: £1,069 million), IFRS operating profit based on longer-term investment returns ('IFRS operating profit') increased by 13 per cent to £1,162 million (2011: £1,028 million) and net cash remitted from the business units to the Group increased by 5 per cent to £726 million (2011: £690 million). That these results have been achieved despite continued macroeconomic headwinds highlights the quality of our businesses across Asia, the US and the UK, together with the strength of our balance sheet and our ongoing financial discipline in prioritising value over volume.

Growth
In life insurance, in the first half of 2012, APE sales were up 11 per cent to £2,030 million (2011: £1,824 million) and new business profit has increased by 7 per cent to £1,141 million (2011: £1,069 million), resulting in a new business margin of 56 per cent (2011: 59 per cent). The considerably lower interest rate environment compared to the first half of 2011, has dampened our new business margins by an estimated 6 percentage points. The effect of this on the overall new business profit was more than compensated by higher sales volumes, pricing actions and business mix. The overall new business economics remain robust as we continue to focus on the products and geographies with the most attractive returns and shortest payback periods, maintaining our proactive approach to optimising the balance between value creation and capital utilisation.

Asia delivered APE sales of £899 million (2011: £743 million) and new business profit of £547 million (2011: £465 million), up 21 per cent and 18 per cent respectively on the prior period. The growth in new business profit was driven by Indonesia (up 49 per cent) and Malaysia (up 27 per cent), while sales benefited from strong contributions in Singapore (up 37 per cent), Indonesia (up 30 per cent) and Taiwan (up 49 per cent). Our new business margin has decreased to 61 per cent (2011: 63 per cent), principally reflecting the effect of the interest rate environment on the margins.

Jackson produced APE sales of £719 million (2011: £672 million), up 7 per cent on the previous year, and new business profit of £442 million (2011: £458 million) down 3 per cent compared to the prior period. We continue to write new business at aggregate internal rates of return in excess of 20 per cent. At 61 per cent, our new business margin in the US remains above historic norms, although lower than the 68 per cent in the first half of 2011 the result of the significant declines in US Treasury yields since June last year. We remain a top three player in US variable annuities1 and continue to balance value, risk and capital. Jackson continues to adjust pricing and product features to respond to both market conditions and the competitive environment.

In the UK, total APE sales were up 1 per cent to £412 million (2011: £409 million), and new business profit increased by 4 per cent to £152 million (2011: £146 million). At the retail level, strong growth in sales of individual annuities (up 22 per cent) and with-profits bonds (up 36 per cent) was offset by a decrease in corporate pensions volumes (down 29 per cent), which were exceptionally high in the first half of 2011 due to new members joining existing schemes on closure of a number of defined benefit schemes. The level of bulk annuity activity achieved in the first half of 2012 was in line with the prior year. The UK retail new business margin increased to 34 per cent (2011: 32 per cent), primarily reflecting positive mix impact from growth in higher-margin individual annuities and with-profits bonds, and lower sales of corporate pensions.

Shareholder-backed policyholder liabilities across our life insurance businesses increased to £141.8 billion in the first half of 2012 (31 December 2011: £133.5 billion), primarily reflecting £5.2 billion of net inflows, together with foreign exchange and investment related movements. This steady growth in the size of our life insurance book of business continues to underscore our forward momentum in life IFRS operating profit.

In asset management, we have delivered £5.4 billion2 of net inflows over the first half of 2012 (2011: £2.9 billion2), with the strong momentum earlier in the year continuing into the second quarter, despite increased volatility in investment markets towards the end of the period. At 30 June 2012, our total funds under management were £363 billion (31 December 2011: £351 billion), of which £114.3 billion (31 December 2011: £111.2 billion) are external assets.

M&G produced £4.9 billion (2011: £2.9 billion) of net inflows in the period (£4.3 billion retail, £0.6 billion institutional), an excellent result given the market backdrop. M&G has ranked number 1 in the UK retail market for gross and net sales over the last 14 consecutive quarters based on data to the end of March 20123, and has recently taken over as the largest player in the UK retail market as measured by funds under management4. At 30 June 2012 M&G had external funds under management of £94.6 billion, 3 per cent higher than at the end of 2011. External funds comprise £48.3 billion (31 December 2011: £44.2 billion) of retail and £46.3 billion (31 December 2011: £47.7 billion) of institutional assets. Adding these funds to internal amounts, M&G's total funds under management were £204 billion. Eastspring Investments reported retail and institutional net inflows of £426 million2 in the first half of 2012 (2011: £nil). At 30 June 2012, Eastspring Investments had £53.8 billion of funds under management (31 December 2011: £50.3 billion), of which £19.6 billion (31 December 2011: £19.2 billion) were external assets.

Profitability
Group IFRS operating profit increased by 13 per cent to £1,162 million in the first half of 2012 (2011: £1,028 million), driven by strong growth in Asia and the US and a robust performance in the UK and M&G. Group EEV operating profit based on longer-term investment returns ('EEV operating profit') decreased by 2 per cent to £2,109 million (2011: £2,147 million), as the negative low interest rate effect on our life in-force profitability was largely compensated by the positive effect of new business flows. The contribution to these metrics from each business operation and each source remains well balanced, preserving both the quality and the resilience of the Group's earnings.

1 Sources: Morningstar Annuity Research Center (MARC) First Quarter 2012 Sales Report© and Fourth Quarter 2011 Sales Report©. © Morningstar, Inc. All Rights
  Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
2 Excludes Asia Money Market Fund (MMF).
3 Source: Fundscape. (Q1 issue, May 2012). The Pridham Report. Fundscape LLP
4 Source: IMA (June 2012, data as at May 2012)

Our Asia long-term business continues to deliver good levels of growth, with IFRS operating profit of £409 million (2011: £324 million) up 26 per cent. The strong performance has been driven by significantly increased contributions from Indonesia, Singapore and Hong Kong, which together with Malaysia account for approximately 80 per cent of the Asia total. We continue to see attractive opportunities to build our industry-leading distribution capability across South-east Asia while maintaining good penetration of high margin health and protection insurance. Asia's long-term EEV operating profit, a measure of the economic value creation in the year, grew by 13 per cent in the first half of 2012 to £872 million (2011: £774 million) further underlining the creation of sustainable value across these operations.

In the US, long-term business IFRS operating profit was up 30 per cent in the first half of 2012 to £442 million (2011: £340 million). This increase primarily reflects higher fee income and the expected non-recurring impact of accelerated deferred acquisition cost (DAC) amortisation of £66 million in 2011, the benefit of which was partly offset by the adverse effect on spread income of lower bond yields. Fee income increased by 25 per cent to £408 million in the first half of 2012 (2011: £327 million) as a result of growth in separate account asset balances which stood at £44 billion at 30 June 2012 (31 December 2011: £38 billion). Spread income (including the expected return on shareholders' assets) was £384 million in the first half of 2012 (2011: £416 million), with lower yields reducing the average spread margin that we earned on general account liabilities from 262 basis points in the first half of 2011 to 238 basis points in the first half of 2012. The general account closed the period with policyholder liabilities of £32 billion (31 December 2011: £31 billion). Jackson's long-term EEV operating profit decreased by 3 per cent to £805 million (2011: £831 million) driven by lower new and in-force business profits due to the decline in interest rates and a lower contribution from operating experience variances. The recently announced acquisition of REALIC will complete after 30 June and is therefore not included in the first half results. However, as previously disclosed, we expect the transaction to be accretive to IFRS and EEV earnings immediately, with accretion to Jackson's IFRS pre-tax profit estimated at £100 million in the first year.

In the UK long-term business IFRS operating profit was also higher at £336 million (2011: £332 million) including £190 million from the shareholder-backed business. The strength of the with-profits fund, which currently has a surplus estate of £6.1 billion, offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders. EEV long-term operating earnings reduced by 9 per cent in the first half of 2012 to £490 million (2011: £537 million), principally due to the impact of lower interest rates on the recognition of in-force profits.

The asset management business generated IFRS operating profit of £250 million in the first half of 2012 (2011: £259 million). M&G (including Prudential Capital) IFRS operating profit at £199 million, was in line with the prior year, with the positive impact of additional inflows muted by lower average market levels in the first half of 2012. Eastspring Investments IFRS operating profit of £34 million (2011: £43 million) was also impacted by lower average margins on funds under management following a shift in business mix together with increased staff costs as the business continues to invest in growth opportunities.

Capital generation
We continue to promote disciplined use of our capital resources across the Group, and focus on allocating capital to the growth opportunities that offer the most attractive returns with the shortest payback periods. We have taken several important steps over the last few years to improve the efficiency and effectiveness of the capital allocation process, which has improved not only our returns on capital invested but also our capital strength and capital fungibility. In the first half of 2012 we have continued to produce significant amounts of free capital, which we measure as free surplus generated.

In the first six months of 2012, we generated £1,403 million of underlying free surplus (before reinvestment in new business) from our life in-force and asset management businesses. This is slightly higher than the £1,390 million generated in the first half of 2011, which benefited from a one-off credit of £33 million arising from a reduction in the liabilities of the Group's pension schemes following the UK Government's decision to change the basis of indexation from Retail Price Index (RPI) to Commercial Price Index (CPI) for future statutory increases to pension payments. We reinvested £364 million of the free surplus generated in the period into writing new business (2011: £297 million). This represents a capital reinvestment rate of 26 per cent which is trending back towards the 2010 norms. A favourable business mix, together with other one-off factors, meant that 2011 had a lower reinvestment rate of 21 per cent.

Asia accounted for £162 million of this reinvestment. In the US, new business investment has increased to £180 million from £135 million in the first half of 2011, which primarily reflects the higher level of new business written, changes in business mix, and the impact on regulatory reserving requirements for new business from the low interest rate environment. In the UK, our capital efficient product focus on annuities and with-profits bonds means we invested just £22 million yet generated higher new business profit than last year. The IRRs on this invested capital were more than 20 per cent in Asia, the US, and the UK; with payback periods of 4 years, 2 year and 3 years respectively.

Of the remaining free surplus generated after reinvestment in new business, £726 million was remitted from the business units to Group. This cash was used to meet central costs of £101 million, service net interest payments of £136 million and meet dividend payments of £440 million. The total free surplus balance deployed across our life and asset management operations increased slightly from £3,421 million at the beginning of the period to £3,449 million at the end of the period.

'Growth and Cash' financial objectives
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this document). See the discussion under the heading 'Forward-looking statements' at the front of this document.

At our 2010 investor conference entitled 'Growth and Cash' we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives were defined as follows:
(i)   Asia growth and profitability objectives1:
To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and
To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii)  Business unit cash remittance objectives1:
Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);
Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million); and
UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million2).

(iii) Cumulative net cash remittances1:

All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

As mentioned in the Group Chief Executive's Report we remain focused on these objectives and are on track to achieve them. On the following page we set out in more detail our progress towards these objectives based on our results in the first six months of 2012.

1 The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.
2 Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in force book during the financial crisis.

Asia profitability objectives
		Actual (as originally reported)					Objective
	2009	2010	2011	Half year 2012	Change (since Half year 2011)	Change (since 2009)	2013
	£m	£m	£m	£m	%	%	£m
Value of new business
Full year	713	901	1,076			51	1,426
Half year	277	395	465	547	18	97
IFRS operating profit*
Full year	465	604	784			69	930
Half year	228	295	367	440	20	93

Business unit net remittance objectives
		Actual					Objective
	2009	2010	2011	Half year 2012			2013
	£m	£m	£m	£m			£m
Asia**	40	233	206	126			300
Jackson***	39	80	322	247			200
UK†	434	420	297	230			350
M&G‡	175	202	280	123
Full year	688	935	1,105
Half year	375	460	690	726

Objectives for cumulative period 1 January 2010 to 31 December 2013
								Percentage
						Actual	Objective	achieved
						1 Jan 2010 to 30 Jun 2012	1 Jan 2010 to 31 Dec 2013	At 30 Jun 2012
						£m	£m	%
Cumulative net cash remittances from 2010 onwards						2,766	3,800	73%
Cumulative underlying group free surplus generation (which is net of investment in new business)						4,736	6,500	73%
* Total Asia operating profit from long-term business and Eastspring Investments after development costs. The comparatives represent results as reported in the respective periods and excludes adjustment for altered US GAAP requirements for deferred acquisition costs as described in Note B to the IFRS financial statements.

** Net remittances from Asia in 2010 included a one-off remittance of £130 million, representing the accumulation of historic distributable reserves.
*** Net remittances from Jackson in 2011 included releases of excess surplus to Group.
† In 2009, the net remittances from the UK included the £150 million arising from the pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances included an amount of £120 million representing the releases of surplus and net financing payments.

‡ Including Prudential Capital.

In the first half of 2012 cash remitted to the Group increased by 5 per cent to £726 million (2011: £690 million), with considerable amounts of cash remitted from all our business operations highlighting the improving balance of contributions from across the Group. Asia's remittances increased 20 per cent to £126 million (2011: £105 million), demonstrating its ongoing transition into a highly cash generative business as a result of significant growth and its focus on health and protection products. It is testament to the quality of Jackson's post-financial crisis expansion in variable annuities that it has remitted cash of £247 million while continuing to grow the business. The REALIC acquisition will be financed by Jackson's internal resources and the positive impact of this financially attractive acquisition will enable Jackson to increase its net remittance objective for Group from £200 million to £260 million in 2013 and beyond. The UK life operations have continued to make sizeable remittances at £230 million (2011: £265 million). M&G (including Prudential Capital) delivered net remittances of £123 million, reflecting their 'capital-lite' business model that facilitates a high dividend payout ratio from earnings.

Against the cumulative 2010 to 2013 net remittance objective of £3.8 billion, by 30 June 2012 over £2.7 billion has been remitted by business operations. We remain confident of achieving this target. Our confidence is underpinned by the strong underlying free surplus generation of our businesses which, by 30 June 2012, had generated a total of £4.7 billion against our 2010 to 2013 cumulative objective of £6.5 billion.

Capital position, financing and liquidity
Despite the challenging investment market conditions, our liquidity, capital generation and solvency have continued to show resilience due to our ongoing capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of impairments and our comparatively low interest rate sensitivity.

The Group has maintained a strong capital position. At 30 June 2012, our IGD surplus is estimated at £4.2 billion (31 December 2011: £4.0 billion), generating very strong coverage of 2.7 times the requirement. All of our subsidiaries continue to hold strong capital positions at the local regulatory level. In particular, at 30 June 2012, the value of the estate of our UK with-profit funds is estimated at £6.1 billion (31 December 2011: £6.1 billion).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 30 June 2012 we have maintained our credit default reserves at £2.1 billion, representing 35 per cent of the portfolio spread over swaps, compared with 33 per cent at 31 December 2011.

Solvency II, which is currently anticipated to be effective from 1 January 2014, represents a major overhaul of the capital adequacy regime for European insurers. We are supportive in principle of the development of a more risk-based approach to capital, but we have concerns as to the potential consequences of some aspects of the Solvency II regime under consideration. With the continued delays to policy development, the final outcome of Solvency II remains uncertain. Despite this uncertainty we remain focus on preparing for implementation of the new regime.

Our financing and liquidity position remained strong throughout the period. The next call on external financing is in relation to the $750 million of Perpetual Subordinated Capital Securities, where the option to redeem early is exercisable from December 2014. Our central cash resources amounted to £1.2 billion at 30 June 2012, a strong position.

We continue to engage with rating agencies in order to provide insurance financial strength ratings for the Group's insurance operations. Prudential's senior debt is currently rated A+ by Standard & Poor's, A2 by Moody's and A by Fitch.

Shareholders' funds
During the first six months of 2012, investment markets experienced considerable volatility with flat to moderate positive movements in global equity market indices over the period and further falls in long-term interest rates in the US, the UK and a number of Asian countries, most notably Hong Kong. Despite these effects the Group's EEV shareholders' funds increased by 5 per cent during the first half of 2012 to £20.6 billion (31 December 2011: £19.6 billion). On a per share basis EEV at the end of 30 June 2012 stood at 806 pence, up from 771 pence at 31 December 2011. IFRS shareholders' funds were 8 per cent higher at £9.3 billion (31 December 2011: £8.6 billion).

The increases in shareholders' funds on both reporting bases are the result of the Group's strong performance, partially offset by the relatively muted effect of the investment markets on the business, reflecting both the quality of the asset portfolio and the effectiveness of our proactive approach to risk management.

Business Unit Review

Insurance operations

Asia operations

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	899	743	21	743	21
NBP	547	465	18	468	17
NBP margin (% APE)	61%	63%		63%
Total IFRS operating profit(i)(ii)	409	324	26	322	27
Total EEV operating profit(i)	872	774	13	778	12
(i)	Operating profit from long-term operations excluding Eastspring Investments, development costs and Asia regional head office costs.
(ii)
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

Market overview
The macroeconomic outlook for Asia remains positive although the IMF have recently lowered their GDP growth forecasts as the impacts of the debt crisis continue to affect the Asian economies. The Chinese economy is particularly significant in the region and expectations are that policy makers will engineer a soft landing.

Asia's middle class continues to grow with predictions that Asia-Pacific, excluding Japan, will have the world's second largest pool of wealth behind North America by 20161. Rising incomes and increasing risk awareness will continue to be positive drivers for Asia's life insurance sector.

Recent regulatory developments that promote higher quality distribution and better service to customers are positive and typically create advantages for international companies that are already used to operating to these standards. The recently announced

1 Source: Boston Consulting Group Global Wealth 2012
Financial Advisory Industry Review (FAIR) review in Singapore is a good example of regulators reviewing industry practices to ensure that customers are receiving good value.

The competitive environment has remained largely stable over the past six months although there are some major European players looking to make strategic disposals in the region.

Business performance
Prudential's strategy in Asia remains consistent and is focused on continuing to build quality agency and bank distribution with a product portfolio that emphasises regular premium savings and protection to meet a range of customer needs.

During the first half of 2012 average active agency manpower (excluding India) increased by 12 per cent compared to the same period last year. India's agency force continues to be restructured following the regulatory changes that came into effect on 1 September 2010. Bancassurance also continues to expand as we develop our capabilities in our newer bank markets such as Indonesia and Malaysia and leverage our already strong platforms in markets such as Hong Kong and Singapore. We have an excellent track record of delivering growth from long established partners such as Standard Chartered Bank (SCB), where APE has grown by 42 per cent over the first half and newer partners such as United Overseas Bank (UOB) where the growth rate was 129 per cent.

Regular premium products generated 93 per cent of first half of 2012 APE compared to 90 per cent for the same period last year. Given the volatile investment environment we are continuing to see a sustained demand for participating products with these generating 35 per cent of total APE, up from 33 per cent for the first half of 2011. Sales of health and protection business continued to grow strongly, increasing by 25 per cent and accounting for 32 per cent of total APE, in line with last year.

On 2 July we announced that Prudential has received in-principle approval from Cambodia's Ministry of Economy and Finance to establish a wholly foreign-owned life insurance operation in the country. Although the Cambodian economy is relatively small at present, it has delivered strong GDP growth at a CAGR of 11 per cent over the past ten years and we see that there are excellent opportunities to develop the life insurance industry.

Prudential continues to support a number of CSR activities in Asia, around the core themes of disaster relief, financial literacy and children. For example, during June, 65 Prudential volunteers from operations around the region spent a few days in Thailand's Fang district where they helped build and renovate homes for old people and a school, built a dam to protect the village from future floods, participated in an evacuation simulation exercise and spent valuable time with villagers and children.

Financial performance
Prudential Asia remains on track to deliver its 2013 new business profit, IFRS operating profit and cash remittance targets despite the more challenging external market conditions seen during the first half of 2012 where, for example, the MSCI Asia Pacific Excluding Japan Index is volatile with most of the gains seen in the first quarter having been reversed in the second and interest rates remaining very low.

New business sales APE of £899 million for the first half of 2012 represent 21 per cent growth over first half 2011. Our continued momentum is demonstrated by the fact that the second quarter of 2012 APE growth was also 21 per cent higher than the same quarter last year. Prudential Asia has now delivered 12 consecutive quarters where the APE is higher than the equivalent quarter in the prior year and the average growth rate over this period has been 20 per cent.

New business profit of £547 million is 18 per cent higher than last year and the average new business profit margin was 61 per cent (2011: 63 per cent). The impacts of lower interest rates across the region accounted for a 2 point reduction in the overall margin as we use active economic assumptions. This was particularly evident in Hong Kong where the 150 basis points decline in long-term US$ yields since June last year has resulted in a 22 percentage point reduction in new business margin.

EEV operating profit from our in-force business of £325 million was up 5 per cent on prior period with the increase in the unwind that comes from a larger in-force book, being muted by lower interest rates. Experience variances were positive £12 million compared to negative £6 million last year with the improvement including a reduction in expense variances as most countries are reporting improvements in key expense ratios. Experience variances remain very small in the context of the total embedded value of our Asia life businesses.

Operating profit on an IFRS basis continues to grow strongly to £409 million, 26 per cent higher than last year and continues to be driven by the increasing scale of the in-force book, particularly the high proportion of health and protection business.

During the first half of 2012, shareholder-backed business policyholder liabilities have increased to £19.4 billion (31 December 2011: £18.3 billion). Our strong business momentum saw net insurance inflows of £0.9 billion (up 12 per cent on last year's equivalent amount of £0.8 billion).

Underlying free surplus generated by the in-force life business was 9 per cent higher at £345 million (2011: £316 million) reflecting the increasing scale of the business. Of this total, £162 million (2011: £129 million) was reinvested in new business at IRRs of over 20 per cent and payback of an average 4 years. The increase in the new business capital invested mainly reflects sales volume growth and higher reserving requirements associated with lower interest rates particularly in Hong Kong. The overall cash generating capacity of the life business is clearly demonstrated by net remittances of £170 million to the Group during first half 2012.

Looking at individual countries:

China

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales (Prudential's 50 per cent share)	33	35	(6)	37	(11)

Market conditions in China during the first half of 2012 have been challenging as the economy continues to slow down and adjust to the global economic crisis.

CITIC-Prudential remains one of the leading foreign joint ventures in a market that remains dominated by domestic players. We have true multi-channel distribution with a high quality agency force and a diverse range of national, regional and foreign bank partners covering many of the major cities and provinces in China's more developed eastern regions.

Prudential's 50 per cent share of sales for first half of 2012 were £33 million, 6 per cent lower than the prior period. During this period we focused our efforts on agent recruitment and on promoting regular premium business. Agency numbers have increased compared to the first half last year, but productivity was lower principally due to lower case size. Bancassurance, which accounts for nearly half of the total sales, has also seen lower productivity from bank branches following the tightening of regulations that came into effect last year.

Hong Kong

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	177	151	17	155	14

Prudential Hong Kong continues to deliver strong new business APE growth with an increase of 17 per cent over the prior period to £177 million. Prudential remains the only leading player in Hong Kong to have material agency and bank distribution.

During the first half of 2012, bank sales through SCB grew at a faster rate than agency and accounted for 49 per cent of total APE (2011: 43 per cent). This demonstrates the ongoing strengths of our bancassurance model, particularly the in branch Financial Services Consultants whose APE growth was 34 per cent. We are continuing to increase the size of the agency and the number of new recruits was 25 per cent higher than the same period last year.

India

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales (Prudential's 26 per cent share)	53	47	13	42	26

The Indian life insurance market has been going through a significant period of change, particularly following the regulatory driven refocus on savings and protection products, which came into effect on 1 September 2010.

Although new business volumes remain lower than those before the regulatory change, it is encouraging to see new business volumes picking up. This is being driven principally by the bank channel where the proportion of new business during the first half of 2012 increased to 38 per cent from 17 per cent in the same period last year. Our joint venture with ICICI continues to be a leader in the private sector.

Indonesia

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	206	158	30	154	34

The recent Nielsen Global Consumer Confidence Index reported Indonesia as the highest ranking country and this is a sign that the country's large domestic economy and expanding middle class is bolstering consumer optimism.

Prudential's strong new business APE growth of 30 per cent to £206 million has been primarily driven by the continued expansion of the agency force (now over 180,000) and improvements in productivity. Growth in the agency force is now being supplemented by the smaller but fast growing bancassurance channel where APE for the first half grew by 162 per cent over prior period with strong contributions from UOB, BII, Citibank and Permata.

Korea

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	45	55	(18)	55	(18)

In Korea we continue to balance growth and profitability and do not compete in the low margin, capital-intensive guaranteed return segment of the market. Work undertaken over the past 24 months to refocus the business is now showing good results and new business from our agency force grew 6 per cent over prior period. Sales via banks and brokers declined as consumers continue to focus on interest rate sensitive products, which we do not offer as the economics of these products are unattractive.

Malaysia

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	98	91	8	92	7

Prudential remains a market leader in Malaysia with a highly productive agency force and growing bank distribution.

New business growth in Malaysia of 8 per cent to £98 million reflects the continued success of our agency channel with increases in headcount and activity rates. Our focus in the first half of 2012 on health and protection has driven a 28 per cent increase in APE for this product line and increased average new business profit margins significantly. We have continued to expand in the Takaful sector where we remain market leaders. New business sales from our bank partners UOB and SCB were up 75 per cent.

Singapore

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	141	103	37	106	33

Singapore recorded an excellent first half with APE of £141 million up 37 per cent on prior period. The principal driver of growth was the bancassurance channel where we have a cross section of partners including UOB, SCB, Maybank and Singpost, enabling us to access a broad range of customers. Our agency channel continues to be one of Singapore's most productive and according to the latest available market statistics, we lead in terms of regular premium new business generated per agent1.

Taiwan

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	88	59	49	58	52

Taiwan is mainly focused on bank distribution through our partnership with E.Sun and SCB, supplemented by a direct marketing and worksite marketing activities which are growing fast. New business APE was up 49 per cent to £88 million with particularly strong results from SCB driven by new product launches.

Others - Philippines, Thailand and Vietnam

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	58	44	32	44	32

1 Source: Life Insurance Association of Singapore
In Vietnam, challenging economic conditions are reflected in lower agency activity rates. In Thailand, where we are a relatively small player with market share of 2 per cent, new business APE was 73 per cent higher than last year and we are encouraged by the prospects of our developing distribution capabilities. The Philippines delivered excellent growth of 50 per cent driven by successes with partnership distribution and increased agency activity and productivity.

US operations

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	719	672	7	688	5
NBP	442	458	(3)	470	(6)
NBP margin (% APE)	61%	68%		68%
Total IFRS operating profit(i)	442	340	30	349	27
Total EEV operating profit	805	831	(3)	852	(6)
(i) The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

Market overview
The United States is the world's largest retirement savings market. Each year, more of the 78 million baby boomers1 reach retirement age, which is triggering a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade2.

The US equity markets ended the first half of 2012 with strong gains despite a pullback from even higher levels earlier in the year. At 30 June 2012, the S&P 500 index was up 8.3 per cent since 31 December 2011. Market volatility has decreased slightly from 2011 year end levels. Rates on 10-year treasuries fell to historic lows, ending below 170 basis points at half year, while AA corporate spreads narrowed from 2011 year end levels.

Jackson's asset and liability management incorporates both equity and interest rate exposure on an aggregate basis in order to ensure that economic risk is hedged effectively within our established policy limits. Jackson continually adapts its hedging programme to current market conditions in order to ensure effective risk management. Jackson's hedging programme has performed well during the period, mitigating the impact of significant macroeconomic challenges and supporting our capital position on both economic and regulatory bases. Our approach to pricing and hedging is to adopt a conservative stance, which positions us well during periods of market dislocation. Policyholder behaviour in the first half of 2012 continued to trend in line with our pricing and reserving assumptions.

The uncertain environment continues to provide an advantage to companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson has benefited from this flight to quality and heightened risk aversion.

Jackson's strategy is focused on balancing value, sales, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities. Thanks to our financial stability and innovative products, we continue to enhance our reputation as a high-quality and reliable business partner, with more advisers recognising the benefits of working with Jackson. A significant part of Jackson's sales comes through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities (VA).

Business performance
In March 2012, Jackson introduced its new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. The rollout of this new product has benefited VA sales and has received a positive reaction from distributors, with over 90 per cent signing up to distribute this product. Single premium sales in the period since launch in March 2012 were £138 million. We look forward to continuing to roll it out across the business over the remainder of the year.

1 Source: US Census Bureau
2 Source: McKinsey

Although we do not target volume or market share, market conditions allowed Jackson's ranking to remain at third in variable annuity sales in the US through the first quarter of 2012 (latest information available), while increasing its market share to 12.3 per cent from 11.4 per cent for the full year 20111.

Total annuity net inflows of £4.3 billion during the first half of 2012 increased 7 per cent over the same period in 2011, benefiting from the launch of the Elite Access product. Jackson continues to adjust product pricing to respond to both market conditions and the competitive environment. These actions are taken in order to optimise the balance between growth, capital and profitability. Jackson was the second largest seller of individual annuities through the first quarter of 2012, with a market share of 9.2 per cent, up from third and a market share of 8.2 per cent for the full year 20112.

Financial performance
IFRS pre-tax operating profit was £442 million during the first half of 2012, up 30 per cent from £340 million during the same period in 2011. This increase was primarily driven by higher fee income and lower deferred acquisition cost (DAC) amortisation as 2011 included £66 million of additional amortisation representing the reversal of the benefit received in 2008 from the mean reversion formula. These increases were partially offset by lower spread income and higher expenses, net of deferrals.

At 30 June 2012, Jackson had £44 billion in separate account assets, averaging £8 billion higher than during the same period of 2011. The increase in separate account assets primarily reflects the impact of net inflows. This generated variable annuity separate account fee income of £408 million during the first half of 2012, up 25 per cent over the £327 million achieved during the first half of 2011.

Total spread income, including the expected return on shareholders' assets, was £384 million during the first half of 2012, compared to £416 million during the same period in 2011. This decrease was primarily due to declining interest rates and lower achieved spreads.

Acquisition costs during the first half of 2012 remained flat compared to the first half of 2011 despite the growth in sales, as a greater proportion of distributors are opting for asset based commission. Following the introduction of new accounting guidance in 2012, which was applied retrospectively, acquisition costs are no longer fully deferrable, resulting in IFRS new business strain of £82 million in the first half of 2012, compared to £80 million in the amended first half of 2011.

DAC amortisation of £179 million decreased during the first half of 2012, compared to £241 million in the same period of 2011. This decrease is primarily a result of the negative prior year impact of the reversal of the benefit received in 2008 from the mean reversion formula. Partially offsetting this decrease was higher amortisation due to the higher earnings base in the first half of 2012.

Administration expenses increased by 24 per cent to £242 million during the first half of 2012 compared to £195 million in the same period of 2011, with the increase due primarily to higher asset based commissions paid on the larger 2012 separate account balance. These asset based commissions are classified as an administration expense.

Jackson continues to actively manage its investment portfolio to mitigate investment risk. Jackson did not have any defaults in the first half of 2012 or 2011. Net realised losses on debt securities amounted to £4 million in the first half of 2012 compared to gains of £79 million in the first half of 2011. In addition, we realised a loss net of recoveries of £8 million (2011: gains of £1 million) on credit-related sales of impaired bonds. Write-downs on debt securities were £25 million (2011: £14 million). Interest related gains during the period totalled £29 million (2011: £92 million), primarily due to sales of corporate debt.

The net unrealised gain position has improved to £2,522 million at 30 June 2012 from £2,057 million at 31 December 2011, due primarily to the continued decline in the US Treasury rates and tighter spreads. Gross unrealised losses improved to £157 million at 30 June 2012 from £246 million at 31 December 2011.

Jackson delivered APE retail sales of £700 million in the first half of 2012, representing a 5 per cent increase over the same period of 2011. In addition, with the modest institutional sales in the first half of 2012, total APE sales were £719 million, a 7 per cent increase over the same period in 2011. Jackson has achieved these sales levels while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return (IRR) in excess of 20 per cent.

Variable annuity APE sales of £611 million through 30 June 2012 were only slightly higher than the same period in 2011. Excluding currency translation effects, the entire increase in sales was accounted for by sales of Elite Access, which totalled $22 million out of total variable annuity APE sales of $964 million (2011: $953 million). In the second half of 2011 and the first half of 2012, Jackson implemented various product initiatives to optimise the balance between growth, capital and profitability. In line with this philosophy further initiatives will be undertaken as necessary to further optimise this balance.

1 Sources: Morningstar Annuity Research Center (MARC) First Quarter 2012 Sales Report© and Fourth Quarter 2011 Sales Report©. © Morningstar, Inc. All Rights
  Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
2 Sources: LIMRA U.S. Individual Annuities Sales Survey, First Quarter 2012 and Fourth Quarter 2011

Fixed annuity (FA) APE sales of £31 million were 35 per cent higher than the level of sales in the same period in 2011. Jackson ranked eighth in sales of traditional deferred fixed annuities through the first quarter of 2012, with a market share of 3.7 per cent, compared to thirteenth with a 2.1 per cent market share for the full year 20111.

Fixed index annuity (FIA) APE sales of £50 million in the first half of 2012 increased 19 per cent from the same period of 2011. Jackson ranked seventh in sales of fixed index annuities through the first quarter of 2012, with a market share of 4.9 per cent, up from eighth and a market share of 4.6 per cent in the full year 20112.

EEV basis new business profit of £442 million, was down 3 per cent on 2011 despite higher sales volumes. Total new business margin was 61 per cent, compared to 68 per cent achieved in 2011. The combination of a 150 basis point reduction in 10 year Treasury yields and spread compression has caused an 11 point drag on the margin relative to the first half of 2011. Pricing actions and business mix have somewhat mitigated this reduction. Notwithstanding these effects, the overall profitability remains robust.

The variable annuity new business margin of 66 per cent in 2012 decreased from 73 per cent in the equivalent period of 2011, primarily as a result of a lower assumed fund earned rate driven by the reduction in interest rates. Partially offsetting this was an increase in margin due to pricing actions taken over the past 15 months. The fixed indexed annuity new business margin decreased from 37 per cent in 2011 to 34 per cent in 2012, primarily driven by a reduction in the achieved spreads. The fixed annuity margin was similarly affected by spread compression, for a net decrease in the margin from 25 per cent in 2011 to 20 per cent in 2012.

Total EEV basis operating profit for the long-term business in 2012 was £805 million, compared to £831 million in 2011 reflecting small declines in both new and in force business profits. Lower in-force profit was driven largely by lower unwind of discount, due to lower interest rates partially offset by the growth in the underlying book and a reduced positive net contribution from operating experience variances and assumption changes.

In the first half of 2012, Jackson's life in-force book generated £589 million of underlying free surplus (2011: £514 million) in line with the recent growth in the business. Some £180 million of which was reinvested to write £719 million of new business APE (2011: £135 million and £672 million, respectively). The increase in capital consumption year-on-year was caused predominantly by the differing business mix in 2012. Jackson wrote a higher proportion of general account business, which consumes greater levels of initial capital. In addition, the significant decrease in interest rates caused a large drop in the valuation interest rate used to set reserves, resulting in additional capital consumption compared to 2011.

Jackson's RBC level at the end of 2011 was 429 per cent. In the first half of 2012, capital generation has been positive reflecting the strong operating performance, the modest level of impairments and other market value net related gains. With its strong capital formation, Jackson was able to remit £247 million to Group while supporting its balance sheet growth and growing total adjusted capital from year end 2011 levels.

Acquisition of Reassure America Life Insurance Company (REALIC)
On 30 May 2012, Jackson National Life Insurance Company (JNLI), an indirect wholly-owned subsidiary of Prudential plc, entered into an agreement to buy SRLC America Holding Corp. (SRLC), a life insurance business, from Swiss Re. The primary operating subsidiary of SRLC is REALIC. Swiss Re will retain a portion of the SRLC business through reinsurance arrangements to be undertaken prior to closing. JNLI will pay US$621 million (£398 million) in cash for the business financed from its own resources. The price is subject to adjustment to reflect the actual value of SRLC according to its balance sheet at closing. This adjustment is not expected to exceed £60 million. The transaction is subject to regulatory approval and is expected to close in the third quarter of 2012. Jackson expects the transaction to be immediately accretive to its pre-tax earnings, while having a modest impact on its statutory capital position. The acquisition will diversify Jackson's earnings base by increasing the percentage of income derived from underwriting activities relative to Jackson's current spread and fee-based businesses. This bolt-on acquisition is in-line with the Group's strategy and provides an opportunity to increase the scale of Jackson's life business.

UK operations

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
APE sales	412	409	1	409	1
NBP	152	146	4	146	4
NBP margin (% APE)	37%	36%		36%
Total IFRS operating profit	353	353	-	353	-
Total EEV operating profit	507	558	(9)	558	(9)

1 Sources: LIMRA U.S. Individual Annuities Sales Survey, First Quarter 2012 and Fourth Quarter 2011
2 Sources: AnnuitySpecs.com's Indexed Sales & Market Report, 1Q2012 and 4Q2011; Copyright © 2012, AnnuitySpecs.com. All rights reserved

Market Overview
The UK is a mature Life & Pensions market, characterised by an ageing population and a concentration of wealth in the 45 to 74 year old age group.

Prudential UK's longevity experience, multi-asset investment capabilities, strong brand and financial strength mean that we are strongly positioned to help consumers translate their accumulated wealth into the provision of dependable retirement income through our range of market leading with-profits and annuity products.

Prudential competes selectively in the UK's retirement savings and income market, with a focus on writing profitable new business combined with sustainable cash generation and capital preservation, rather than pursuing top-line sales growth. We have improved our new business profitability in the first half of 2012, despite the challenging economic environment and competitive conditions that prevail in the UK marketplace.

Business performance
Prudential UK has a strong individual annuity business, built on a robust pipeline of internal vestings from maturing individual and corporate pension policies. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the recommended annuity provider for customers vesting their pensions at retirement.

Total APE sales for the first half of 2012 were £412 million (2011: £409 million), of which sales of individual annuities of APE £105 million were 22 per cent higher than for the first half of 2011.

Sales from internal vestings of £66 million, were 18 per cent higher than for the first half of 2011, due to a combination of an increase in the number of customers retiring and higher average fund values. Sales of external annuities of APE £39 million were 30 per cent higher compared to the same period last year, mainly due to an increase in with-profits annuity sales through intermediaries.

Onshore bonds sales of APE £106 million were up 26 per cent on the first half of 2011, including with-profits bond sales of APE £99 million, which increased by 36 per cent. Our PruFund range made up 77 per cent of with-profits bond sales. Against the first half of 2011, PruFund sales were 45 per cent higher reflecting continued customer demand for products offering smoothed investment returns and the popularity of the reintroduced PruFund Protected Growth Fund. Although the demand for guarantees remains high, the growth in PruFund sales has been mainly in the form of non-guaranteed business.

Corporate pensions sales of APE £104 million were 29 per cent lower than the same period last year. Sales in the first half of 2011 were particularly high due to new defined contribution members joining our schemes following closure of a number of defined benefit schemes operated by existing clients. We continue to focus on securing new members and incremental business rather than new Corporate Pensions schemes. Prudential UK remains the largest provider of Additional Voluntary Contribution plans within the public sector where we now provide schemes for 68 of the 99 public sector authorities in the UK.

Sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds of £70 million were 9 per cent higher than the first half of 2011. Individual pensions sales (including income drawdown) of APE £44 million were 10 per cent higher, reflecting the popularity of the reintroduced PruFund Growth Fund which has a range of optional capital guarantees offering a degree of security against potential market falls.

In the Wholesale market, Prudential UK's aim is to continue to participate selectively in bulk and back-book buyouts using our financial strength, superior investment track record, annuitant mortality risk assessment and servicing capabilities. In line with this opportunistic approach, we signed a single bulk annuity buy-in insurance agreement in the first half of 2012 of APE £27 million (2011: single deal APE £28 million). We will continue to maintain our focus on value and only participate in capital-efficient transactions that meet our return on capital and payback requirements.

Financial performance
Total APE sales of £412 million were 1 per cent higher than the first half of 2011, principally due to higher sales of individual annuities and with-profits bonds which were partly offset by lower sales of corporate pensions. The new business margin including bulk annuities of 37 per cent in the first half of 2012 was up 1 per cent on the same period last year. The retail new business margin of 34 per cent was up 2 per cent compared to 2011. The negative impact on product margins of the lower economic assumptions driven by the lower interest rates was more than offset by a favourable business mix, with lower sales of corporate pensions and higher sales of individual annuities and with-profits bonds (which have a higher margin).

New business profit increased by 4 per cent to £152 million (£146 million), including the bulk annuity transaction. Retail new business profit at £130 million was 6 per cent above 2011 (£123 million), primarily driven by a changing business mix.

IFRS life operating profit is higher than the first half of 2011 at £336 million (2011: £332 million), with £146 million (2011: £154 million) from with-profits and the balance from shareholder-backed business. Commission received on Prudential-branded General Insurance products contributed £17 million to IFRS operating profits in 2012, £4 million lower than in the first half of 2011 as the book of business originally transferred to Churchill in 2002 is decreasing.

At half year 2010 we announced that the business had achieved its cost savings target of £195 million per annum. At the end of 2010, the business announced a number of cost saving initiatives to reduce costs by a further £75 million per annum by the end of 2013. The business has made good progress towards this objective and remains on track to deliver these savings by the end of 2013.

EEV total operating profit of £507 million was 9 per cent lower than the first half of 2011, reflecting lower in-force profits, mainly due to the impact of lower interest rates on the unwind of the discount rate. EEV profit included £43 million from the change in the long-term tax rate assumption from 25 per cent to 24 per cent, compared with £46 million from the 1 per cent tax reduction in the first half of 2011.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate and individual pensions business in its Life Fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business in the UK was in excess of 20 per cent and the undiscounted payback period on that new business was three years.

Operating free surplus generated from the long-term in-force business in the UK amounted to £278 million (2011: £339 million). Of this total, £22 million (2011: £33 million) was reinvested in writing shareholder-backed business at attractive average IRRs. In the first half of 2011 operating free surplus benefited from a number of one-off items, including the change from the RPI to CPI inflation assumption in the valuation of pension scheme liabilities.

During the first half of 2012 Prudential UK remitted cash of £230 million to the Group, comprising £216 million from the annual with-profits transfer to shareholders which occurs in the second quarter each year, and £14 million from the shareholder-backed business. The business expects to generate £350 million per annum of sustainable cash remittances by 2013, supported by the strength of the with-profits business and surpluses arising from the large book of shareholder-backed annuities, maintained into the future by the pipeline of maturing individual and corporate pensions.

Asset Management
M&G

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
Gross investment inflows	14,701	13,390	10	13,390	10
Net investment inflows
Retail business	4,274	2,796	53	2,796	53
Institutional business	667	126	429	126	429
Total	4,941	2,922	69	2,922	69
Revenue	351	329	7	329	7
Other income	3	1	200	1	200
Staff costs	(120)	(125)	4	(125)	4
Other costs	(66)	(58)	(14)	(58)	(14)
Underlying profit before performance-related fees	168	147	14	147	14
Share of associate's results(i)	6	13	(54)	13	(54)
Performance-related fees	1	12	(92)	12	(92)
Operating profit from asset management operations	175	172	2	172	2
Operating profit from Prudential Capital	24	27	(11)	27	(11)
Total IFRS operating profit	199	199	-	199	-
Funds under management(ii)	204 bn	203 bn	-	203 bn	-
(i) The 2012 figure represents M&G's 47 per cent proportionate share in the operating profit (including performance related fees) of PPM South Africa following the divestment transaction in 2012. 100 per cent of operating profits were included in 2011.
(ii) Funds under management includes M&G's share of the assets managed by PPM South Africa at 47 per cent and 100 per cent for half year 2012 and half year 2011 respectively.

Market overview
M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third-party investors and the internal funds of the Prudential Group. This is achieved by creating an environment that is attractive to talented investment professionals. Our investment performance has been strong in the face of continued macroeconomic instability. Over the three years to 30 June 2012, 27 retail funds representing approximately 84 per cent of retail funds under management (FUM), delivered first or second quartile investment performance. The performance of our actively managed external institutional fixed income mandates also remains very strong with all of the mandates meeting or outperforming their benchmarks over the three years to 30 June 2012.

In the retail market, M&G's aim is to operate a single fund range and to diversify the distribution base through a wide variety of channels and geographies. In recent years, this has resulted in significantly increased sales of UK-based funds in European and other international markets.

In the institutional marketplace, M&G's approach is to leverage capabilities developed primarily for Prudential's internal funds to create higher margin external business opportunities. This has allowed M&G to offer third-party clients, such as pension funds, an innovative range of specialist fixed income and real estate strategies, including private debt opportunities in leveraged finance, and infrastructure investment.

Business performance
M&G's continuing focus on investment performance, combined with its established distribution capabilities, has ensured that the business continued to attract new assets in a period of persistent volatility in world markets. Net fund inflows during the first half of 2012 were over £4.9 billion, 69 per cent more than the £2.9 billion taken during the same period last year.

M&G's total FUM stands at £203.7 billion at the end of the first half of 2012 compared with £202.8 billion at the same point in 2011. Following the reduction in M&G's stake in its South African subsidiary, on a like-for-like basis, FUM have increased by 2 per cent since the end of June 2011. This reflects strong net sales rather than market movements; the FTSE All Share Index has, on average, been 4 per cent lower over the period. External FUM is up 1 per cent to £94.6 billion and now accounts for over 46 per cent of the total.

Even though demand across the industry for investment funds is subdued and volatility in capital markets remains high, M&G's strength in depth across all major asset classes has enabled it to continue to attract significant new funds and to increase market share.

Retail
Despite weak investor appetite for risk products, M&G's Retail business drew £4.3 billion of net inflows, a 53 per cent increase and a figure that exceeds the total annual net sales achieved in 2011. A relative slowdown in retail flows is, however, becoming evident: the second quarter's £1.9 billion of net new funds contrasted with £2.4 billion in the first three months of 2012.

In our core UK market, retail gross inflows were £6.4 billion over the first half and net inflows were £2.8 billion, representing an increase of 28 per cent on 2011 levels. M&G has been number 1 for gross and net retail sales in the UK over 14 consecutive quarters based on data to 31 March 20121. The business has experienced strong flows in Europe with net sales of almost £2.2 billion, up 142 per cent on 2011 levels. M&G has been the top net selling cross-border group in Europe over the year to end-May 20122. M&G-managed retail FUM sourced outside of the UK exceed £10.5 billion, an increase of 28 per cent on the end-2011 position.

It is a core pillar of M&G's business that it is able to benefit from changing investor preferences as a result of its diversified product offering. While the appetite for risk products is subdued, demand for M&G's retail fixed income fund range remains strong. The M&G Optimal Income Fund has been the sixth best cross-border fund for net sales across Europe over the 12 months to end-May 20123.

Some of M&G's equity funds have bucked the market trend, attracting healthy levels of net sales over the first half of the year. The M&G Global Dividend Fund in particular has been extremely popular with investors in both the UK and in continental Europe and is the tenth best cross-border fund for net sales across Europe over the 12 months to end-May 20123.

No fewer than 13 of M&G's retail funds, representing all of the main asset classes, each achieved net sales in excess of £20 million in the first half of 2012.

The £5.0 billion of net retail inflows in the UK and in mainland Europe were partially offset by a £0.7 billion net outflow from funds managed by M&G's associate entity in South Africa. These redemptions were entirely from the PPM South Africa Dividend Income Fund which was closed on 31 March 2012 ahead of the implementation of new tax legislation on 1 April 2012 which would have had a materially adverse impact on the treatment of the distributions made by the Fund to the Fund's investors. Fund flows into other retail funds of the South African business have been positive.

Institutional
The Institutional business recorded net inflows over the first half of 2012 of £667 million. Investment performance by the business remains strong. Indeed, M&G's flagship institutional UK corporate bond fund, with over £4.1 billion of FUM as at 30 June 2012, has outperformed its benchmark4 by 1.5 per cent a year over the five years to end-June 2012, a period which includes the onset of the credit crisis.

The quality of investment performance, coupled with an established reputation for innovation, has led to a strong pipeline of new business for the Institutional team.

M&G has accelerated its lending activities since the onset of the credit crisis to support organisations starved of traditional bank loans. The M&G UK Companies Financing Fund, M&G's loan facility for UK quoted companies, has now made total commitments of £835 million across 10 loans, 2 of which have been extended during 2012.

M&G's infrastructure equity investment unit, Infracapital, invested in a consortium (comprising Infracapital and other parties independent of Prudential) that in June signed an agreement to acquire a 90 per cent interest in Veolia Environnement S.A.'s UK regulated water business Veolia Water RegCo, which is the second largest regulated water-only company in the UK. The acquisition represents the first investment for Infracapital Fund II. The Fund recently completed its first close with £305 million of commitments from investors.

1 Source: Fundscape. (Q1 issue, May 2012). The Pridham Report. Fundscape LLP
2 Source: Lipper FMI. (July 2012, data as at May 2012). SalesWatch. Thomson Reuters
3 Source: Lipper FMI. (June 2012, data as at April 2012). SalesWatch. Thomson Reuters
4The benchmark for the Fund is the iBoxx Sterling Non Gilts Index.

Financial performance
The first half has seen further growth in profits and improvement in our operating margins. Total revenues for the first half of 2012 were £354 million (2011: £330 million). This represents an increase of 7 per cent. M&G also remains focused on cost control with a cost/income ratio1 of 53 per cent over the half year, an improvement on the 2011 result of 55 per cent. The increased scale of the business following the growth in FUM over recent periods has generated operational efficiencies. Underlying profits at the half year rose to £168 million. This is an increase of 14 per cent compared with the 2011 position of £147 million.

Following the addition of performance-related fees and profit from our associate investment in South Africa, operating profit for the first half of 2012 was £175 million (2011: £172 million). The profit from the South Africa entity represents our proportionate share of its operating profit, which following the divestment transaction in the first quarter of 2012, reduced our ownership from 75 per cent at 2011 year end to 47 per cent. For 2011 and prior periods, the results of the South Africa entity were fully consolidated within our operating profit.

The M&G Group operating margin5 for the period was 47 per cent, continuing the steady improvement achieved over the last 4 years and ahead of the 39 per cent for the full year to 31 December 2011.

M&G continues to provide capital-efficient profits and cash generation for the Prudential Group. This is in addition to the strong investment returns generated on the internally managed funds. M&G remits a substantial proportion of its post-tax profits to the Group and in the first half of 2012 paid £98 million to the parent.

Prudential Capital

Prudential Capital manages the Group's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to provide professional treasury services to the Prudential Group; to operate a first-class wholesale and capital markets interface; and to realise profitable opportunities within a tightly controlled risk framework. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

Markets have remained difficult and volatile in 2012, and as a result the business remains focused on liquidity across the Prudential Group, management of the existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued. This is helping to maintain the dynamism and flexibility necessary to ensure that the treasury and wholesale services remain robust in a period of increased regulatory change, and to identify and realise opportunities for profit within acceptable risk parameters.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. IFRS operating profit was £24 million in the first half of 2012 (2011: £27 million). In the first half of 2012 a total of £25 million was remitted to the Group.

Eastspring Investments

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
Gross investment inflows (excluding MMF)	3,787	4,278	(11)	4,240	(11)
Net investment flows (excluding MMF)	426	(12)	n/a	(32)	n/a
Money Market Funds (MMF) net flows	(103)	383	n/a	278	n/a
Total IFRS operating profit	34	43	(21)	44	(23)
Funds under management	53.8 bn	52.5 bn	2	51.3 bn	5

Market overview
Prudential's asset management business in Asia manages investments for Asia's third-party retail and institutional clients in addition to investments of Prudential's Asia, UK and US life companies.

Markets remained challenging in the first half of 2012. Equity markets struggled to gain traction driven by poor investor sentiment in the face of weak macroeconomic signals. Fixed income and regular yield products remained in favour during this period.

Eastspring Investments
In November 2011, Prudential announced that its Asia Fund Management operations would be rebranded Eastspring Investments. The new brand, which was officially launched in February 2012, will enable the business to establish a cohesive regional presence thereby penetrating the offshore segment more effectively. It also supports distribution to new markets beyond Asia and we have recently opened a US distribution office.

1 Excluding performance-related fees, carried interest on private equity investment and profit from the PPM South Africa entity.

Separately, Eastspring Investments augmented its strong market positioning in Asia by expanding its geographic footprint to Indonesia.

Business performance
Net third party inflows of £426 million were driven by inflows to new funds in India and Taiwan, as well as higher net inflows in Singapore. Specifically, strong fund raising was seen in India for its fixed maturity plan range, while the Taiwan business saw a successful launch of the Emerging Asian Local Fixed Income Fund. In Singapore, Eastspring Investment's Monthly Income Plan continued to be one of the top-three best selling funds in the local onshore mutual funds market. The positive net flows were partially offset by redemptions from an institutional client in Korea.

Total funds under management of £53.8 billion were 2 per cent higher than a year ago, as net inflows were partially offset by unfavourable market and other movements

Financial performance
IFRS profits of £34 million were 21 per cent below last year as a result of lower margins, reflecting a change in asset mix towards bonds and a higher proportion of institutional business, as well as increased costs as we continue to invest in the development of the Eastspring Investments platform.

US asset management

PPM America

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
Total IFRS operating profit	2	3	(33)	3	(33)

Market overview
PPM America (PPMA) manages assets for Prudential's US, UK and Asia affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance
IFRS operating profit in the first half of 2012 was £2 million, compared to £3 million in the same period in 2011.

At 30 June 2012, funds under management of £57 billion were as follows:

					AER
	Half year 2012				Half year 2011
	US	UK	Asia	Total	US	UK	Asia	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Insurance	33	15	-	48	31	15	-	46
Unitised	2	1	6	9	1	1	5	7
Total funds under management	35	16	6	57	32	16	5	53

Curian
	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
Gross investment inflows	845	863	(2)	885	(5)
Revenue	34	26	31	27	26
Costs	(27)	(21)	(29)	(22)	(23)
Total IFRS operating profit	7	5	40	5	40
Total funds under management	5.8 bn	4.3 bn	35	4.4 bn	32

Market overview
Curian Capital, Jackson's registered investment advisor, provides innovative fee-based managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Business performance
At 30 June 2012, Curian had total assets under management of £5.8 billion, compared to £4.7 billion at the end of 2011. Curian had gross investment inflows of £845 million in the first six months of 2012, slightly down from the same period in 2011. Curian's asset growth continues to benefit from its prior investment platform expansions and its significant expansion in 2012 of the firm's wholesaling team and new distribution territories.

Financial performance
Curian reported an IFRS basis operating profit of £7 million during the first half of 2012 compared to £5 million in the same period last year.

US Broker-dealer

National Planning Holdings, Inc.

	AER			CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
Revenue	261	250	4	257	2
Costs	(253)	(241)	(5)	(248)	(2)
Total IFRS operating profit	8	9	(11)	9	(11)

Market overview
National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation and SII Investments.

NPH continues to grow the average business and revenue per representative. By utilising high-quality, state-of-the-art technology, Jackson provides NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receiving valuable insights into the needs of financial advisers and their clients.

Financial performance
NPH generated revenues of £261 million during the first half of the year, up from £250 million in the same period of 2011, on gross product sales of £5.2 billion. The network continues to achieve profitable results, with IFRS operating profit through 30 June 2012 of £8 million, broadly in line with the first half of 2011. At 30 June 2012, the NPH network had 3,651 registered advisers, up from 3,636 at 31 December 2011.

Financial Review

Results Summary

International Financial Reporting Standards (IFRS) Basis Results*
Statutory IFRS basis results
	Half year 2012	Half year 2011**	Full year 2011**
Profit after tax attributable to equity holders of the Company	£952m	£829 m	£1,415 m
Basic earnings per share	37.5 p	32.7 p	55.8 p
Shareholders' equity, excluding non-controlling interests	£9.3bn	£8.0 bn	£8.6 bn

Supplementary IFRS basis information
	Half year 2012	Half year 2011**	Full year 2011**
	£m	£m	£m
Operating profit based on longer-term investment returns*	1,162	1,028	2,027
Short-term fluctuations in investment returns on shareholder-backed business	(32)	93	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	(7)	21
Gain on dilution of Group holdings	42	-	-
Profit before tax attributable to shareholders	1,259	1,114	1,828
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	34.5 p	31.4 p	62.8 p

European Embedded Value (EEV) Basis Results*
	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Asia operations	903	815	1,839
US operations	822	848	1,455
UK operations:
UK insurance operations	507	558	893
M&G	199	199	357
Other income and expenditure	(285)	(281)	(536)
RPI to CPI inflation measure change on defined benefit pension schemes	-	45	45
Restructuring and Solvency II implementation costs	(37)	(37)	(75)
Operating profit based on longer-term investment returns*	2,109	2,147	3,978
Short-term fluctuations in investment returns	225	(111)	(907)
Mark to market value movements on core borrowings	(113)	(74)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	103	(8)	23
Effect of changes in economic assumptions	(371)	(111)	(158)
Gain on dilution of Group holdings	42	-	-
Profit before tax (including actual investment returns)	1,995	1,843	2,922
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	60.7 p	61.5 p	115.7 p
Shareholders' equity, excluding non-controlling interests	20.6 bn	19.0 bn	19.6 bn

	Half year 2012	Half year 2011	Full year 2011
Dividends per share declared and paid in reporting period	17.24 p	17.24 p	25.19 p
Dividends per share relating to reporting period	8.4p	7.95 p	25.19 p
Funds under management	£363bn	£350bn	£351bn
Insurance Groups Directive capital surplus (as adjusted)*	£4.2bn	£4.1bn	£4.0bn

*	See Basis of preparation on following page.
**
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

* Basis of preparation

Results bases
The basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the full year 2011 results and financial statements with the exception that the Group adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which accounted for insurance assets and liabilities under the previous GAAP of the UK Modified Statutory Basis substantially by reference to US GAAP measurement principles. The full impact of this change is described in note B to the IFRS financial statements.

The EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004. Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts. There has been no change to the basis of presentation of the EEV results from the full year 2011 results and financial statements.

Exchange translation - Actual Exchange Rate (AER) and Constant Exchange Rate (CER)
The comparative results have been prepared using previously reported exchange rates (AER basis) except where otherwise stated. In particular, results on a CER basis are shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group provides supplementary analysis of IFRS profit before tax attributable to shareholders and analyses its EEV basis results, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the IFRS and EEV bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The operating profit based on longer-term investment returns for 2012 half year excludes the gain arising upon the divestment of the Group's holding in Prudential Portfolio Managers South Africa (Pty) Limited. The Group's agreement to acquire REALIC is subject to regulatory approval, accordingly operating profit does not include any impact on earnings from this acquisition.

Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

After adjusting for related tax and non-controlling interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share based on total profit attributable to the company's equity holders.

Insurance Groups Directive capital surplus (as adjusted)
The estimated surpluses shown for half year 2012 and half year 2011 are before allowing for the interim dividends for 2012 and 2011 respectively. The surplus for full year 2011 is before the 2011 final dividend.

IFRS Results

IFRS basis operating profit based on longer-term investment returns
	AER			CER
	Half year 2012	Half year 2011(i)	Change	Half year 2011(i)	Change
	£m	£m	%	£m	%
Insurance business					`
Long-term business:
Asia	409	324	26	322	27
US	442	340	30	349	27
UK	336	332	1	332	1
Development expenses	(3)	(2)	(50)	(2)	(50)
Long-term business profit	1,184	994	19	1,001	18
UK general insurance commission	17	21	(19)	21	(19)
Asset management business:
M&G (including Prudential Capital)	199	199	-	199	-
Eastspring Investments	34	43	(21)	44	(23)
Curian	7	5	40	5	40
US broker-dealer and asset management	10	12	(17)	12	(17)
	1,451	1,274	14	1,282	13
Other income and expenditure	(255)	(253)	(1)	(253)	(1)
RPI to CPI inflation measure change on defined benefit pension schemes(ii)	-	42	-	42	-
Solvency II implementation costs	(27)	(27)	-	(27)	-
Restructuring costs	(7)	(8)	13	(8)	13
Total IFRS basis operating profit based on longer-term investment returns	1,162	1,028	13	1,036	12
(i)
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

(ii)
During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In the first half of 2012, the Group's IFRS operating profit based on longer-term investment returns was £1,162 million, an increase of 13 per cent from the first half of 2011.

In Asia, IFRS operating profit for long-term business increased by 26 per cent from £324 million in the first half of 2011 to £409 million in the first half of 2012. Profits from in-force business grew by 23 per cent between the two periods from £365 million to £449 million, reflecting an increasing contribution from health and protection business and the continued growth of the business in the region. New business strain has reduced from £41 million in the first half of 2011 to £40 million in the first half of 2012.

Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continue to see profits grow strongly, with operating profits from long-term business1 up 27 per cent from £255 million in the first half of 2011 to £323 million in the first half of 2012. Indonesia continues to see strong organic growth, with operating profit1 up 29 per cent from £95 million to £123 million. Hong Kong's operating profit1 increased by 52 per cent to £47 million (2011: £31 million), reflecting the continued growth of the portfolio. Singapore increased by 29 per cent to £93 million (2011: £72 million)1 and Malaysia's operating profit1 at £60 million (2011: £57 million) increased by 5 per cent. Other territories contributed operating profits1 of £69 million (2011: £44 million), an increase of 57 per cent, and have all made positive contributions to this metric.

1Before non-recurring items.

The US long-term business operating profit increased by 30 per cent from £340 million in the first half of 2011 to £442 million in the first half of 2012. The strong performance, is attributed to growth in fee income, up 25 per cent to £408 million, driven by the continued high sales of variable annuity business which has enhanced separate account balances. The operating profit in the first half of 2012 further benefited from absence of non-recurring DAC amortisation of £66 million recognised in the first half of 2011.

Partially offsetting these increases are higher non-deferrable acquisition costs from the growing variable annuity business and reduced spread income.
In Prudential's UK business, total IFRS operating profit was £353 million, in line with same period last year (2011: £353 million). Long-term business generated £336 million (2011: £332 million). The with-profits business contributed £146 million, compared with £154 million in 2011, in line with reductions in policy bonus rates. Profit from UK general insurance commission continued to decline as expected at £17 million (2011: £21 million) as the business matures and in-force policy numbers fall.

Total operating profit for the first half of 2012 from M&G and Prudential Capital was £199 million, comparable to operating profit earned in the first half of 2011. The impact of strong net inflows in the first half of 2012 has been offset by the effect of lower average market levels in the period.

Eastspring Investments reported operating profits of £34 million, down by 21 per cent from the £43 million recognised in the first half of 2011. This reflects lower average margins on funds under management following a shift in business mix towards bonds and a higher proportion of institutional business, together with increased costs as the business develops the Eastspring Investments platform.

The charge for other income and expenditure has increased from £253 million in the first half of 2011 to £255 million in the first half of 2012.

A total of £27 million of Solvency II implementation costs were incurred in the first half of 2012 (2011: £27 million) as we continue to make progress in our preparedness to implement the new regime.

IFRS basis results - Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

	AER			AER			CER
	Half year 2012			Half year 2011 (v)			Half year 2011

	Operating profit	Average liability(ii)	Margin (i)	Operating profit	Average liability(ii)	Margin (i)	Operating profit	Average liability(ii)	Margin (i)
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	536	61,109	175	533	55,687	191	543	56,301	193
Fee income	509	74,795	136	423	68,435	124	429	69,062	124
With-profits	164	94,103	35	171	92,701	37	171	92,702	37
Insurance margin	420			345			347
Margin on revenues	704			638			635
Expenses
Acquisition costs(iii)	(972)	2,030	(48)%	(900)	1,824	(49)%	(911)	1,840	(50)%
Administration expenses	(555)	135,904	(82)	(497)	124,122	(80)	(500)	125,363	(80)
DAC adjustments(iv)	248			150			156
Expected return on shareholder assets	130			131			131
Operating profit based on longer-term investment returns	1,184			994			1,001
(i)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(ii)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as this is seen as a good proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. These changes were introduced in full year 2011 and half year 2011 has been amended for consistency albeit impacts are minimal.

(iii)	Acquisition cost ratio represents shareholder acquisition costs as a percentage of total APE.
(iv)	DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in the basis of preparation and note B of the IFRS financial statements.
(v)
Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin consistent with associate accounting principles. Half year 2011 results reflect this change.

Spread income earned in the first half of 2012 was £536 million, consistent with the amount received in the prior year of £533 million. The margin secured has fallen from 191 basis points in the first half of 2011 to 175 basis points in the first half of 2012 principally due to the anticipated spread compression in the US general account business, down from 262 basis points in 2011 to 238 basis points in 2012.

Fee income has increased by 20 per cent to £509 million driven by the 9 per cent increase in the Group's average unit-linked liabilities, which principally reflects the £3.8 billion net inflows into Jackson's separate accounts as well as positive net flows in Asia's linked business in the first half of 2012. The fee income margin has increased from 124 basis points to 136 basis points in the first half of 2012 as Jackson contributes a greater proportion to the total, where the fee margin is higher.

Insurance margin has increased by 22 per cent to £420 million in the first half of 2012 driven by the continuing growth in the in-force book in Asia, which has a relatively high proportion of risk-based products and an increase in variable annuity guarantee fees in the US, in line with the growth in the business.

Margin on revenues principally comprises amounts deducted from premiums to cover acquisition costs and administration expenses. The margin has increased by 10 per cent from £638 million in first half of 2011 to £704 million in first half of 2012. This increase is driven by Asia and reflects higher premium income in the period.

Acquisition costs have increased in absolute terms to £972 million, broadly in line with the increased new business sales. Expressed as a percentage of new business APE, 2012 has seen a marginal decrease from 49 per cent in the first half of 2011 to 48 per cent in 2012.

Administration expenses have increased to £555 million, reflecting the growth of the business in the year.

DAC adjustments are a net benefit to the result as the deferral of current years acquisition costs exceeds the amortisation of previously deferred costs. This net benefit increased from £150 million in the first half of 2011 to £248 million in the first half of 2012. This increase primarily arises in US, following a fall in DAC amortisation to more usual levels in 2012. 2011 included a £66 million charge for accelerated DAC amortisation, representing the reversal of the benefit received in 2008 from the mean reversion formula.

IFRS basis results - Margin analysis of asset management pre-tax IFRS operating profit based on longer-term investment returns by driver

Half year 2012
	M&G (i)	Eastspring Investments	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income(i)	354	96	59	142	651
Operating profit based on longer-term investment returns	175	34	24	17	250
Average funds under management (FUM), including 47% proportional share of PPM South Africa	£200.6 bn
Average funds under management (FUM), excluding PPM South Africa	£196.8 bn	£52.1bn
Margin based on operating income(ii)	36 bps	37 bps
Cost/income ratio(iii)	53%	66%

Half year 2011
	M&G (i)	Eastspring Investments	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income(i)	330	98	55	125	608
Operating profit based on longer-term investment returns	172	43	27	17	259
Average funds under management (FUM), including 100% share of PPM South Africa	£200.5 bn
Average funds under management (FUM), excluding PPM South Africa	£191.4 bn	£52.2bn
Margin based on operating income(ii)	34 bps	38 bps
Cost/income ratio(iii)	55%	59%
(i)
Operating income is presented net of commissions and excludes performance related fees, and for M&G carried interest on private equity investments. Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 47 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer includes any element from PPM South Africa, with the share of associate's results being presented in a separate line. In order to avoid period on period distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of the basis of presentation for 2011 results.

(ii)
Margin represents operating income as defined in note (i) above as a proportion of average funds under management (FUM), being the average of opening and closing FUM, excluding PPM South Africa. The margin is on an annualised basis in which the half year resultant figure is multiplied by two. For half year 2012, the opening balance of M&G's FUM has been adjusted to remove the proportional share of PPM South Africa divested following the change in treatment to associate at the beginning of the period.

(iii)	Cost/income ratio represents cost as a percentage of operating income as defined above. M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

M&G's asset management fee margin increased from 34 basis points in the first half of 2011 to 36 basis points in the first half of 2012. This reflects a shift in funds under management mix towards higher margin retail business which at 30 June 2012 represented 23 per cent of total funds under management, excluding PPM South Africa (31 December 2011: 21 per cent; 30 June 2011: 21 per cent). Retail margin fell by 1 basis point to 96 basis points as a result of a change in fund mix towards lower margin bond funds and channel diversification towards platform business. M&G continues to focus on cost control and the efficiencies created as the scale of the business grows. The benefit of this operational leverage is evident in the reduction in the cost/income ratio from 55 per cent in the first half of 2011 to 53 per cent in the first half of 2012.

At Eastspring Investments, fee margin declined from 38 basis points in the first half of 2011 to 37 basis points in the first half of 2012, with an increase in the funds under management mix towards institutional business including internal clients (68 per cent for 2012 compared to 62 per cent for 2011). The equity markets correction experienced in Asia and globally in the second half of 2011 has contributed to this asset mix shift. Institutional margins have remained stable across the periods. Lower operating income coupled with higher costs in 2012 as the business continues to invest in future growth opportunities have contributed to a higher cost/income ratio of 66 per cent in the first half of 2012 compared to 59 per cent in the first half of 2011.

IFRS basis profit after tax

	Half year 2012	Half year 2011*
	£m	£m
Operating profit based on longer-term investment returns	1,162	1,028
Short-term fluctuations in investment returns:
Insurance operations	(78)	65
Other operations	46	28
	(32)	93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	(7)
Gain on dilution of Group holdings	42	-
Profit before tax attributable to shareholders	1,259	1,114
Tax charge attributable to shareholders' profit	(307)	(283)
Non-controlling interests	-	(2)
Profit for the period attributable to equity holders of the Company	952	829
* The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

The total profit before tax attributable to shareholders was £1,259 million in the first half of 2012, compared with £1,114 million in the first half of 2011. The improvement predominantly reflects the increase in operating profit based on longer-term investment returns.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS Short-term fluctuations in investment returns
Short-term fluctuations in investment returns for our insurance operations comprise positive £42 million for Asia, negative £125 million for US operations and positive £5 million in the UK.

The positive short-term fluctuations of £42 million for our Asia operations include unrealised gains on the fixed interest and equity investments in Vietnam and Taiwan, including on the Group's investment in China Life insurance Company of Taiwan, offset by the impact of falling interest rates in Hong Kong.

Negative fluctuations of £125 million in our US operations mainly represent the net unrealised value movement on derivatives held to manage the Group's interest rate and equity exposures.

The positive short-term fluctuations of £5 million for our UK operations largely reflect the net effect of lower interest rates on shareholder-backed business.

Short-term fluctuations for other operations were positive £46 million representing net unrealised gains in the period on centrally held derivatives to manage foreign exchange and certain macroeconomic exposures of the Group and appreciation on Prudential Capital's bond portfolio.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £87 million (2011: negative £7 million) mainly reflects the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in the pension fund section of this review.

Gain on dilution of Group holdings
On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment of M&G's holding in PPM South Africa is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. The transactions therefore give rise to a gain on dilution of £42 million, which has been excluded from the Group's IFRS operating profit based on longer-term investment returns.

Effective tax rates
The effective rate of tax on operating profit based on longer-term investment returns was 25 per cent (2011: 22 per cent). The 2011 effective rate had benefited from utilising carried forward tax losses for which no deferred tax asset had been recognised.

The effective rate of tax at the total IFRS profit level was 24 per cent (2011: 25 per cent).

EEV Results

EEV basis operating profit based on longer-term investment returns
		AER		CER
	Half year 2012	Half year 2011	Change	Half year 2011	Change
	£m	£m	%	£m	%
Insurance business
Asia	872	774	13	778	12
US	805	831	(3)	852	(6)
UK	490	537	(9)	537	(9)
Development expenses	(3)	(2)	50	(2)	50
Long-term business profit	2,164	2,140	1	2,165	(0)
UK general insurance commission	17	21	(19)	21	(19)
Asset management business:
M&G (including Prudential Capital)	199	199	-	199	-
Eastspring Investments	34	43	(21)	44	(23)
Curian	7	5	40	5	40
US broker-dealer and asset management	10	12	(17)	12	(17)
	2,431	2,420	-	2,446	(1)
Other income and expenditure	(285)	(281)	1	(281)	1
RPI to CPI inflation measure change on defined benefit pension schemes(i)	-	45		45	-
Solvency II implementation costs	(29)	(28)	(4)	(28)	(4)
Restructuring costs	(8)	(9)	11	(9)	11
Total EEV basis operating profit	2,109	2,147	(2)	2,173	(3)
(i)
During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

Despite the current macroeconomic environment, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £2,109 million in the first half of 2012, compared to £2,147 million in the first half of 2011.

Long-term business profit generated by the Group was £2,164 million (2011: £2,140 million). This profit comprises:

• New business profit of £1,141 million (2011: £1,069 million);
• In-force profit of £1,026 million (2011: £1,073 million); and
• Negative £3 million for development expenses (2011: negative £2 million).

New business profit at £1,141 million was 7 per cent higher than last half year, reflecting an 11 per cent increase in new business APE. Group new business margin remained strong at 56 per cent albeit 3 percentage points lower than 2011. The considerably lower interest rates compared to the first half of 2011 (UK lower by 170 basis points, US lower by 150 basis points) has dampened our overall new business margins by an estimated 6 percentage points. The effect of this on the overall new business profit was more than compensated by higher sales volumes, pricing actions and business mix. The overall new business economics remain robust.

At 61 per cent, the new business margin for the Asia business was lower than the 63 per cent recorded in 2011, driven primarily by the impact of the low interest rates (particularly in Hong Kong) on assumed future returns. The US new business profit margin was 61 per cent (2011: 68 per cent), with the 150 basis points fall in 10-year Treasury yields since 30 June 2011 adversely impacting margins by 11 percentage points, offset by proactive pricing actions and business mix. The UK new business margin at 37 per cent was up 1 per cent compared to last half year (2011: 36 per cent), and includes the benefit of a single bulk annuity buy-in written in each period. Retail new business profit margins increased from 32 per cent to 34 per cent reflecting a change in product mix to include a greater proportion of sales of higher margin individual annuities and with profit bonds.

The contribution to operating profit from life in-force business was £1,026 million (2011: £1,073 million) and comprises £764 million (2011: £825 million) from the unwind of the discount on the opening embedded value and other expected returns, and £262 million (2011: £248 million) from the effect of operating assumption changes, experience variances and other items. The unwind of discount and other expected returns is £61 million lower than the first half of 2011 with the growth in the business being offset by the effect on this profit measure of lower interest rates. The economic effects have adversely impacted the unwind and other expected returns by £110 million.

In the first half of 2012, at £872 million (2011: £774 million), Asia is the highest contributor to the Group's life profit, as it was in full year 2011. Included in this profit is £325 million of profit from in-force business (2011: £309 million). Operating assumption changes and experience variances netted to an overall small positive of £4 million for the first six months (2011: negative £24 million) with individual components remaining relatively modest.

US life in-force profit was lower at £363 million (2011: £373 million) reflecting the impact of lower interest rates as highlighted above. Jackson's actual performance continues to exceed that assumed with positive experience and operating assumptions of £165 million (2011: £170 million). Within these amounts, swap transactions undertaken from 2010 to more closely match the overall asset and liability duration contributed enhanced profits with an overall spread gain of £98 million (2011: £81 million).

UK life in-force profit was £338 million for the first six months of 2012 (2011: £391 million). Lower gilt yields led to a reduction in the contribution from the unwind of the discount on the opening embedded value and return on net worth relative to last half year by £44 million to £245 million. Disciplined management of the in-force book has enabled the business to continue to deliver returns beyond those anticipated, generating profits from experience and operating assumption changes of £93 million (2011: £102 million). Included in both half years are the beneficial effects on future profits arising from the reduction in UK corporation taxes enacted in both periods; in the first half of 2012 this amounted to £43 million, while in the first half of 2011 this amounted to £46 million.

Operating profit from the asset management business and other non long-term businesses decreased slightly to £267 million, from £280 million in the first half of 2011.

Other income and expenditure totalled a net expense of £285 million slightly higher than the £281 million incurred in the first half of 2011.

EEV basis profit after tax and non-controlling interests
	AER
	Half year 2012	Half year 2011
	£m	£m
EEV basis operating profit based on longer-term investment returns	2,109	2,147
Short-term fluctuations in investment returns:
- Insurance operations	179	(139)
- Other operations	46	28
	225	(111)
Mark to market value movements on core borrowings	(113)	(74)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	103	(8)
Effect of changes in economic assumptions	(371)	(111)
Gain on dilution of Group holdings	42	-
Profit before tax	1,995	1,843
Tax charge attributable to shareholders' profit	(554)	(572)
Non-controlling interests	-	(2)
Profit after non-controlling interests	1,441	1,269

EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

EEV Short-term fluctuations in investment returns
Short-term fluctuations in investment returns for insurance operations of positive £179 million comprised of positive £216 million for Asia, negative £62 million for our US operations and positive £25 million in the UK.

For our Asia business, short-term fluctuations of positive £216 million (2011: negative £63 million) principally reflects unrealised bond and equity gains following market movements in the period, including a gain on the Group's investment in China Life Insurance Company of Taiwan.

In our US business, short-term fluctuations in investment returns were negative £62 million (2011: negative £91 million). This includes the net value movements on derivatives held to manage the Group's equity and interest rate exposures offset by the positive impact of market movements on the expected level of future fee income from the variable annuity separate accounts.

For our UK business, the short-term fluctuations in investment returns were positive £25 million (2011: positive £15 million). This arises principally because the actual return on the with-profits fund in the first half of 2012 of 3.2 per cent was higher than the longer-term assumed rate of 2.5 per cent.

Mark to market value movement on core borrowings
The mark to market value movement on core borrowings of negative £113 million in the first half of 2012 reflects movements in the period of market interest rates and credit spreads on Prudential's borrowings.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes on the EEV basis comprises the IFRS charge attributable to shareholders, and the shareholders' share of movements in the scheme assets and liabilities attributable to the PAC with-profits fund. On the EEV basis there was a gain of £103 million (2011: charge of £8 million) mainly reflecting the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in the pension fund section of this review.

Effect of changes in economic assumptions
The effect of changes in economic assumptions of negative £371 million, comprises negative £254 million for Asia, negative £79 million for the US and negative £38 million for the UK. These reflect the aggregate effects of the reduction in long-term yields and the associated decrease in risk discount rates.

The adverse changes in economic assumptions for Asia of £254 million primarily reflects the impact of reduced long-term yields on fund earned rates in Hong Kong and Vietnam, together with the effect of narrowing corporate bond spreads in Singapore.

In our US business, the economic effects have a positive effect on future fixed annuity spread profits which is more than offset by the negative effect on future variable annuity fee income.

In the UK, the negative £38 million arises principally on with-profits business, where the lower long-term returns applied at 30 June 2012 are assumed to reduce future policyholder bonuses with consequential adverse impact on the shareholders' transfer.

Gain on dilution of Group holdings
On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment of M&G's holding in PPM South Africa is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions therefore give rise to a gain on dilution of £42 million, which has been excluded from the Group's EEV operating profit based on longer-term investment returns.

Effective tax rates
The effective rate of tax on operating profit based on longer-term investment returns was consistent with 2011 at 27 per cent. The effective rate of tax at the total EEV profit level was 28 per cent (2011: 31 per cent), with the first half of 2011 being adversely impacted by a one-off adjustment in the US in respect of prior years.

Earnings and Dividends Per Share

Earnings per share (EPS)
	Half year 2012	Half year 2011
	pence	pence
Basic EPS based on operating profit after tax and non-controlling interests
IFRS(i)	34.5	31.4
EEV	60.7	61.5
Basic EPS based on total profit after tax and non-controlling interests
IFRS(i)	37.5	32.7
EEV	56.8	50.1
(i) The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012

In light of the continued strong performance of the business and the Group's focus on a growing dividend, the Board has approved an interim dividend of 8.4 pence per share (2011: 7.95 pence), representing an increase of 5.7 per cent over 2011.

The 2012 interim dividend of 8.4 pence per ordinary share will be paid on 27 September 2012 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Friday, 24 August 2012 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm. Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 5 October 2012. The interim dividend will be paid on or about 4 October 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm. Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £215 million of shareholders' funds.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Movement on Shareholders' Funds
		IFRS			EEV
	Half year 2012	Half year 2011(a)	Full year 2011(a)	Half year 2012	Half year 2011	Full year 2011
		AER	AER		AER	AER
	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	1,162	1,028	2,027	2,109	2,147	3,978
Items excluded from operating profit	97	86	(199)	(114)	(304)	(1,056)
Total profit before tax	1,259	1,114	1,828	1,995	1,843	2,922
Tax and non-controlling interests	(307)	(285)	(413)	(554)	(574)	(780)
Profit for the period	952	829	1,415	1,441	1,269	2,142
Exchange movements, net of related tax	(54)	(62)	(105)	(125)	(101)	(158)
Unrealised gains and losses on Jackson securities classified as available for sale(b)	196	109	349	-	-	-
Dividends	(440)	(439)	(642)	(440)	(439)	(642)
New share capital subscribed	14	15	17	14	15	17
Other	60	17	9	78	42	71
Net increase in shareholders' funds	728	469	1,043	968	786	1,430
Shareholders' funds at beginning of the period	8,564	7,521	7,521	19,637	18,207	18,207
Shareholders' funds at end of the period	9,292	7,990	8,564	20,605	18,993	19,637
Comprising
Long-term business
Free surplus (c)				2,778	2,883	2,839
Required capital				3,623	3,307	3,447
Net worth				6,401	6,190	6,286
Value of in-force				14,001	12,656	13,364
Total				20,402	18,846	19,650
Other business (d)				203	147	(13)
Total(e)				20,605	18,993	19,637
(a)
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the IFRS financial statements.

(b)	Net of related changes to deferred acquisition costs and tax.
(c)
Free surplus for long-term business has fallen by £61 million from the £2.8 billion held at 31 December 2011. The £645 million free surplus generated by the long-term business (net of new business investment and market related movements) in the period, has been used to pay £647 million to the holding company.

(d)	Shareholders' funds for other than long-term business comprises:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Asset management operations(i)	1,888	1,860	1,783
Holding company net borrowings	(2,258)	(2,364)	(2,188)
Other, net	573	651	392
Total shareholders' funds for other business	203	147	(13)
(i)	Including goodwill of £1,230 million for 30 June 2012, 30 June 2011 and 31 December 2011.

(e)	EEV shareholders' funds excluding goodwill attributable to shareholders at 30 June 2012 is £19,138 million (30 June 2011: £17,524 million; 31 December 2011: £18,172 million).

IFRS
Statutory IFRS basis shareholders' funds at 30 June 2012 were £9.3 billion. This compares to £8.6 billion at 31 December 2011 and represents an increase of £0.7 billion, equivalent to 8 per cent.

The movement primarily reflects the profit for the period after tax and non-controlling interests of £952 million and the increase in the level of net unrealised gains on Jackson's debt securities of £196 million from the position at 31 December 2011, offset by the payment of dividends of £440 million.

EEV
On an EEV basis, which recognises the shareholders' interest in long-term business, shareholders' funds at 30 June 2012 were £20.6 billion, an increase of £1.0 billion from the 31 December 2011 level, equivalent to 5 per cent. This increased level of shareholders' funds primarily reflects the profit after tax of £1,441 million, offset by dividend payments of £440 million.

The shareholders' funds at 30 June 2012 relating to long-term business of £20.4 billion comprise £8.8 billion (up 4 per cent from 31 December 2011) for our Asia long-term business operations, £5.3 billion (up 3 per cent from 31 December 2011) for our US long-term business operations and £6.3 billion (up 4 per cent from 31 December 2011) for our UK long-term business operations.

Free Surplus and Holding Company Cash Flow

Overview
The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses. Remittances are, however, made as and when required by the holding company with excess surplus being left in the businesses where it can be redeployed most profitably. The tables below set out the Group's free surplus generation, and the holding company cash flow statement for the period.

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations
The Group's free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other items.

For asset management operations we have defined free surplus generation to be total post-tax IFRS profit for the period. The Group's free surplus generated also includes the general insurance commission earned during the period and excludes shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the period can be analysed as follows:
	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	1,271	1,218	2,335
- Life operations	1,080	1,010	1,972
- Asset management operations	191	208	363
Changes in operating assumptions and experience variances	132	139	168
RPI to CPI inflation measure change on defined benefit pension schemes(i)	-	33	33
Underlying free surplus generated in the period from in-force business	1,403	1,390	2,536
Investment in new business	(364)	(297)	(553)
Underlying free surplus generated in the period	1,039	1,093	1,983
Market-related items	(156)	(44)	(531)
Gain on dilution of Group holdings	42	-	-
Free surplus generated in the period from retained businesses	925	1,049	1,452
Net cash remitted by the business units	(726)	(690)	(1,105)
Other movements and timing differences	(171)	(136)	(264)
Total movement during the period	28	223	83
Free surplus at 1 January	3,421	3,338	3,338
Free surplus at end of period	3,449	3,561	3,421
Comprised of:
Free surplus relating to long-term insurance business	2,778	2,883	2,839
Free surplus of other insurance business	13	48	29
IFRS net assets of asset management businesses excluding goodwill	658	630	553
Total free surplus	3,449	3,561	3,421
(i)
During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

During the first half of 2012 Prudential generated underlying free surplus from the in-force book of £1,403 million (2011: £1,390 million). 2011 benefited from a one-off credit of £33 million arising from a reduction in the liabilities of the Group's defined benefit pension schemes following the UK Government's decision to change the basis of indexation from RPI to CPI, together with strong operating variances. Changes in operating assumptions and experience variances were £132 million in the first half of 2012 compared with £139 million in 2011. These variances included £1 million from Asia (2011: negative £29 million) and £14 million from the UK (2011: positive £60 million), where 2011 benefited from non-recurring items. The US continued to record strong positive variances of £117 million (2011: £108 million), which includes favourable spread experience in the period.

Underlying free surplus generated from in-force business has been used by our life businesses to invest in new business. Investment in new business has increased by 23 per cent to £364 million in the first half of 2012. This compares to a 11 per cent increase in sales and a 7 per cent increase in new business profits. The higher increase in capital consumed principally reflects a change in business mix in the US, with a higher proportion of more capital intensive general account business and a fall in interest rates which has led to a lower valuation rate used to set reserves in the US and Hong Kong on policy inception.

Market-related movements of negative £156 million in the first half of 2012 includes negative £168 million from the US, principally reflecting the valuation movements of derivatives, net of movements in reserves held for variable annuity guarantees given market movements in the period and negative £115 million in the UK. Offsetting these amounts are positive £80 million in Asia, reflecting in part the effects of lower bond yields in Taiwan and Vietnam and positive £47 million from our asset management business.

Free surplus also benefited by £42 million as a result of the divestment of M&G's holding in PPM South Africa from 75 per cent to 47 per cent.

Value created through investment in new business by life operations

	Half year 2012
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
	£m	£m	£m	£m
Free surplus invested in new business	(162)	(180)	(22)	(364)
Increase in required capital	48	151	44	243
Net worth invested in new business	(114)	(29)	22	(121)
Value of in-force created by new business	528	317	94	939
Post-tax new business profit for the period	414	288	116	818
Tax	133	154	36	323
Pre-tax new business profit for the period	547	442	152	1,141
New business sales (APE)	899	719	412
New business margins (% APE)	61%	61%	37%
Internal rate of return(i)	>20%	>20%	>20%

	AER
	Half year 2011
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
	£m	£m	£m	£m
Free surplus invested in new business	(129)	(135)	(33)	(297)
Increase in required capital	49	123	40	212
Net worth invested in new business	(80)	(12)	7	(85)
Value of in-force created by new business	430	310	101	841
Post-tax new business profit for the year	350	298	108	756
Tax	115	160	38	313
Pre-tax new business profit for the year	465	458	146	1,069
New business sales (APE)	743	672	409
New business margins (% APE)	63%	68%	36%
Internal rate of return(i)	>20%	>20%	>20%

	CER
	Half year 2011
	Asia insurance operations	US insurance operations	UK insurance operations	Group total
	£m	£m	£m	£m
Free surplus invested in new business	(129)	(139)	(33)	(301)
Increase in required capital	49	126	40	215
Net worth invested in new business	(80)	(13)	7	(86)
Value of in-force created by new business	433	319	101	853
Post-tax new business profit for the year	353	306	108	767
Tax	115	164	38	317
Pre-tax new business profit for the year	468	470	146	1,084
New business sales (APE)	743	688	409
New business margins (% APE)	63%	68%	36%
Internal rate of return(i)	>20%	>20%	>20%
(i)
The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £2,030 million of sales on an APE basis in the first half of 2012 (2011: £1,824 million) generating a post-tax new business contribution to embedded value of £818 million (2011: £756 million). To support these sales, we invested £364 million of capital (2011: £297 million) equivalent to 26 per cent (2011: 21 per cent) of underlying free surplus generated by the life in-force and asset management businesses. The 2012 reinvestment rate of 26 per cent is trending back towards 2010 norms. A favourable business mix, together with other one-off factors, meant that 2011 had a reinvestment rate of 21 per cent, lower than the recent average.

In Asia, investment in new business was £162 million, a 26 per cent increase over the £129 million invested in the first half of 2011. This compares to a 21 per cent increase in new business sales (APE) in the period. For each £1 million of free surplus invested we generated £2.6 million of post-tax new business contribution to embedded value (2011: £2.7 million) the change being driven in part by the impact of lower interest rates on the level of reserves established on policy inception particularly in Hong Kong. The average free surplus undiscounted payback period for business written in the first half of 2012 was 4 years (2011: 4 years).

In the US, investment in new business was £180 million (2011:£135 million) and compares to a 7 per cent increase in APE new business sales in the period. For each £1 million of free surplus invested we generated £1.6 million of post-tax new business contribution to embedded value (2011: £2.2 million). This lower return reflects both a higher proportion of general account business being sold in the year and following falls in interest rates, a more punitive valuation interest rate used to establish liabilities upon policy inception. The average free surplus undiscounted payback period for business written in the first half of 2012 was 2 years (2011: 2 years).

In the UK, investment in new business was lower, at £22 million compared to £33 million in the same period last year. This investment generated APE sales which were comparable to prior year at £412 million in 2012 (2011: £409 million). For each £1 million of free surplus invested we generated £5.3 million of post-tax new business contribution to embedded value higher than the £3.3 million achieved in 2011 predominantly due to a change in business mix to an increased level of higher margin annuity business and with-profits business, which benefits from no capital investment by shareholders being required. Prudential competes selectively in the UK's retirement savings and income market, focusing on writing profitable new business, sustainable cash generation and capital preservation, rather than pursuing top-line sales growth. The average free surplus undiscounted payback period for shareholder-backed business written in the first half of 2012 was 3 years (2011: 5 years).

Holding company cash flow

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	216	223	223
Shareholder-backed business:
Other UK paid to the Group	14	42	116
Group invested in UK	-	-	(42)
Total shareholder-backed business	14	42	74
Total UK net remittances to the Group	230	265	297
US remittances to the Group	247	320	322

Asia net remittances to the Group
Asia paid to the Group
Long-term business	170	147	289
Other operations	31	20	55
	201	167	344
Group invested in Asia
Long-term business	-	(12)	(50)
Other operations	(75)	(50)	(88)
	(75)	(62)	(138)
Total Asia net remittances to the Group	126	105	206

M&G remittances to the Group	98	-	213
PruCap remittances to the Group	25	-	67
Net remittances to the Group from Business Units	726	690	1,105
Net interest paid	(136)	(135)	(282)
Tax received	89	100	181
Corporate activities	(70)	(70)	(139)
Solvency II costs	(31)	(36)	(56)
Total central outflows	(148)	(141)	(296)
Operating holding company cash flow before dividend(i)	578	549	809
Dividend paid	(440)	(439)	(642)
Operating holding company cash flow after dividend(i)	138	110	167
Issue of hybrid debt, net of costs	-	340	340
Repayment of subordinated debt	-	-	(333)
Hedge purchase cost (equity tail risks)	(48)	-	-
Other cash payments	(68)	(205)	(205)
Total holding company cash flow	22	245	(31)
Cash and short-term investments at beginning of period	1,200	1,232	1,232
Foreign exchange movements	-	(1)	(1)
Cash and short-term investments at end of period	1,222	1,476	1,200
(i) Including central finance subsidiaries.

Operating holding company cash flow for the first half of 2012 before the shareholder dividend was £578 million, £29 million higher than 2011. After deducting the shareholder dividend the operating holding company cash flow was positive £138 million (2011: positive £110 million).

Cash remittances to the Group from business units

As previously highlighted, the Group focuses on the generation of free surplus by each of the Group's business units and then determines the use of this surplus, balancing between financing new business growth, retaining surplus capital in operations to absorb the effect of market shocks and remitting funds to the Group to cover central outgoings, including the shareholder dividend.

The holding company received £726 million of net cash remittances from the business units in the first half of 2012, an increase of £36 million from the first half of 2011.

Asia continues to be cash positive, with its remittances to the Group in the first half of 2012 at £126 million (2011: £105 million). Asia remains on track to meet the £300 million net remittance objective in 2013.

Cash received from Jackson of £247 million for 2012 is lower than the £320 million remitted in the first half of 2011 as annual remittances return to a more sustainable level. This follows the exceptional release of excess surplus made in the prior year.

The UK insurance operations remitted £230 million in the first half of 2012(2011: £265 million). Total shareholder-backed business net remittances in the first half of 2012 were £14 million (2011: £42 million). Cash from the annual with-profits transfer to shareholders reduced from £223 million to £216 million in 2012. The UK remains on track to deliver £350 million of cash to the Group in 2013.

M&G and PruCap collectively remitted £123 million in the first half of 2012, as the asset management businesses returned to the normal practice of remitting funds in both halves of the year.

In the course of 2009 and 2010, the Group raised certain financing contingent on future profits of the UK and Hong Kong life insurance operations which increased the cash remitted by business units by £245 million in aggregate. This was done in order to increase the financial flexibility of the Group during the investment market crisis. Since then principal and interest repayments have reduced the cash available to be remitted to the Group by these businesses. At the beginning of 2012 there was a remaining balance of £145 million to be paid. Based on current plans, payment of this amount will reduce the 2012 remittances from these businesses.

Net central outflows and other movements

Net central outflows increased to £148 million in the first half of 2012 (2011: £141 million). Lower Solvency II spend in the first half of 2012 was offset by lower tax receipts in the same period.

After central costs, there was a net cash inflow before dividend of £578 million in the first half of 2012 compared to £549 million in the first half of 2011. The dividend paid was £440 million in the first half of 2012 compared to £439 million in the same period in 2011.

Outside of the normal recurring central cash flow items and in light of the heightened risks surrounding the Eurozone, we incurred £48 million for short dated hedges to provide downside protection against severe equity market falls. We also incurred £68 million of other cash payments in the first half of 2012, representing payments to the UK tax authorities following the settlement reached in 2010 on historic tax issues. A final instalment of a similar amount will be paid in 2013.

The overall holding company cash and short-term investment balances at 30 June 2012 was broadly level with the balance held at the end of 2011 at £1.2 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

EEV Balance Sheet
Summary
	AER
	Half year 2012	Half year 2011*	Full year 2011*
	£m	£m	£m
Goodwill attributable to shareholders	1,467	1,469	1,465
Investments	260,298	245,282	250,605
Holding company cash and short-term investments	1,222	1,476	1,200
Other	19,638	20,470	19,475
Total assets	282,625	268,697	272,745
Less: Liabilities
Policyholder liabilities	236,419	221,432	227,075
Unallocated surplus of with-profits funds	9,802	10,872	9,215
	246,221	232,304	236,290
Less: Shareholders' accrued interest in the long-term business	(11,313)	(11,003)	(11,073)
	234,908	221,301	225,217
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,596	3,998	3,611
Other liabilities including non-controlling interest	23,516	24,405	24,280
Total liabilities and non-controlling interest	262,020	249,704	253,108
EEV basis net assets	20,605	18,993	19,637

Share capital and premium	2,014	1,998	2,000
IFRS basis shareholders' reserves	7,278	5,992	6,564
IFRS basis shareholders' equity	9,292	7,990	8,564
Additional EEV basis retained profit	11,313	11,003	11,073
EEV basis shareholders' equity (excluding non-controlling interest)	20,605	18,993	19,637
* The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative component of EEV shareholders' funds for the IFRS basis shareholders' equity and the additional EEV basis retained profit have been adjusted for the retrospective application of the improvement as if the new accounting policy had always applied as described in note B to the IFRS financial statements. Total EEV shareholders' funds for the half year 2011 and full year 2011 are not altered by the change of IFRS policy.

Financial instruments
The Group is exposed to financial risk through its financial assets, financial liabilities and policyholder liabilities. The key financial risk factors that affect the Group include market risk, credit risk and liquidity risk. Information on the Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in the Risk and Capital Management section and the financial statements. Further information on the sensitivity of the Group's financial instruments to market risk and its use of derivatives is also provided in the financial statements.

The Group's investments are discussed in further detail in the Risk and Capital Management section B.1.b 'Credit risk'.

Policyholder liabilities and unallocated surplus of with-profits funds
	AER				AER
	Half year 2012				Half year 2011

	Asia	US	UK	Total	Total
Shareholder-backed business	£m	£m	£m	£m	£m
At 1 January	18,269	69,189	46,048	133,506	122,183
Premiums	1,938	7,303	2,018	11,259	10,782
Surrenders	(949)	(2,083)	(1,307)	(4,339)	(4,142)
Maturities/Deaths	(98)	(451)	(1,170)	(1,719)	(1,626)
Net cash flows	891	4,769	(459)	5,201	5,014
Investment related items and other movements	497	1,906	1,507	3,910	2,832
Foreign exchange translation differences	(233)	(600)	-	(833)	(1,453)
At 30 June	19,424	75,264	47,096	141,784	128,576
With-profits funds
- Policyholder liabilities				94,635	92,856
- Unallocated surplus				9,802	10,872
Total at 30 June				104,437	103,728
Total policyholder liabilities including unallocated surplus at 30 June				246,221	232,304

Policyholder liabilities relating to shareholder-backed business grew by £8.3 billion from £133.5 billion at 31 December 2011 to £141.8 billion at 30 June 2012.

The increase reflects positive net flows (premiums (net of charges) less surrenders, maturities and deaths) of £5.2 billion in the first half of 2012 (2011: £5.0 billion), driven by strong inflows in the US (£4.8 billion) and Asia (£0.9 billion). Net flows in Asia have increased by 11 per cent to £891 million in the first half of 2012 (2011: £803 million). Additionally, the rate of surrenders in Asia (expressed as a percentage of opening liabilities) was 5.2 per cent in the first half of 2012 which is broadly in line with the equivalent rate in the first half of 2011.

Other movements include negative foreign exchange movements of £833 million (2011: negative £1,453 million) together with positive investment related and other items of £3,910 million. Investment related and other items increased from £2,832 million in the first half of 2011 to £3,910 million in the first half of 2012 principally following improvements in the bond and equity markets during the period.

During the first half of 2012, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, reduced by 10 per cent from £10.9 billion at 30 June 2011 to £9.8 billion at 30 June 2012.

Shareholders' net borrowings and ratings
Shareholders' net borrowings at 30 June 2012:
	AER				AER
	Half year 2012			Full year 2011
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
	£m	£m	£m	£m	£m	£m
Perpetual subordinated Capital securities (Innovative Tier 1)	1,808	47	1,855	1,823	(10)	1,813
Subordinated notes (Lower Tier 2)	830	140	970	829	120	949
	2,638	187	2,825	2,652	110	2,762
Senior debt
2023	300	73	373	300	56	356
2029	249	33	282	249	21	270
Holding company total	3,187	293	3,480	3,201	187	3,388
Prudential Capital	250	-	250	250	-	250
Jackson surplus notes (Lower Tier 2)	159	26	185	160	17	177
Total	3,596	319	3,915	3,611	204	3,815
Less: Holding company cash and short-term investments	(1,222)	-	(1,222)	(1,200)	-	(1,200)
Net core structural borrowings of shareholder-financed operations	2,374	319	2,693	2,411	204	2,615

The Group's core structural borrowings at 30 June 2012 totalled £3.6 billion on an IFRS basis, comparable to £3.6 billion at 31 December 2011.

After adjusting for holding company cash and short-term investments of £1,222 million, net core structural borrowings at 30 June 2012 were £2,374 million compared with £2,411 million at 31 December 2011. The decrease of £37 million represents the net fall in borrowings of £15 million, mainly reflecting the foreign exchange movements in the period, together with a £22 million rise in holding company cash and short-term investments.

In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 30 June 2012, we had issued commercial paper under this programme totalling £516 million, US$2,390 million, €317 million, CHF20 million and AU$12 million. The central treasury function also manages our £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings. In April 2012 Prudential refinanced an existing internal £200 million issue under this programme. Under the programme at 30 June 2012 the outstanding subordinated debt was £835 million, US$1,300 million and €20 million and the senior debt outstanding was £250 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017. Apart from small draw downs to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2012. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2012, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 10.3 per cent, compared with 10.9 per cent at 31 December 2011. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Financial position on defined benefit pension schemes
The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuation of PSPS as at 5 April 2011, was finalised in the second quarter of 2012. The valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Given the strength of the scheme, future funding (excluding expenses) has been reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, we estimate the actual cash contribution to the fund will fall to £6 million per annum from the £50 million per annum paid previously. The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. The agreement to recognise contributions at the minimum level permitted means that the Group now recognises on its IFRS statement of financial position part of the surplus valued in accordance with IAS 19, which represents the amount which is recoverable through the reduced future contributions. At 30 June 2012 the total IAS 19 surplus, measured on an economic basis net of related tax relief, was £1,253 million (31 December 2011: £1,391 million), of which £147 million (2011: £nil) has been recognised by the Group.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation and subsequent agreement with the Trustees, £13.1 million per annum of deficit funding is currently being paid into the scheme. The actuarial valuation of SAPS as at 31 March 2011 is currently being finalised, but we anticipate the current level of funding to continue, extending our commitment to pay deficit funding.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been agreed with £14.1 million being paid in each of 2010 and 2011 half years and £9.3 million per annum for the subsequent three years. In 2011, the Group agreed with the Trustee to pay an additional funding of £1.2 million per annum from January 2012 until the conclusion of the actuarial valuation as at 31 December 2011, which is currently in progress.

As at 30 June 2012, on the Group IFRS statement of financial position, the shareholders' share of the net surplus for these UK schemes amounted to a £59 million surplus net of related tax relief (31 December 2011: £17 million net liability). The total share attributable to the PAC with-profits fund amounted to a net surplus of £92 million net of related tax relief (31 December 2011: £38 million net liability).

Financial strength of the UK Long-term Fund
On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £6.1 billion at 30 June 2012 (31 December 2011: £6.1 billion), before a deduction for the risk capital margin. The value of the shareholders' interest in future transfers from the UK with-profits fund is estimated at £2.1 billion (31 December 2011: £2.0 billion). The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch Ratings.

Despite the continued volatility in financial markets, Prudential UK's With-Profits fund performed relatively strongly achieving a 3.2 per cent pre-tax investment return for policyholder asset shares during the first half of 2012.

Risk and Capital Management

As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

The Group's risk framework includes the Group's appetite for risk exposures as well as our approach to risk management. Under this approach, Prudential continuously assesses the Group's top risks and monitors its risk profile against approved limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

A. Group risk appetite

Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by our Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

B. Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or raise finance to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

The key financial and non-financial risks and uncertainties faced by the Group, that have been considered by the Group Risk Committee, and our approaches to managing them, are described below.

B.1    Financial risks
a    Market risk
(i)     Equity risk
In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.1 billion as at 30 June 2012 (31 December 2011: £6.1 billion). This can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on the with-profits businesses.

In the US, where Jackson is a leading provider of variable annuities, there are risks associated with the guarantees inherent in these products. Jackson provides guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 4 per cent. To protect the shareholders against the volatility introduced by these embedded options, Jackson uses both a comprehensive hedging programme and reinsurance. The GMIB is no longer offered, with existing coverage being reinsured.

In its variable annuity sales activities, Jackson focuses on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. Jackson is able to meet the needs of these customers because of the strength of its operational platform.

It is Jackson's philosophy not to compete on price; rather, Jackson seeks to sell at a price sufficient to fund the cost incurred to hedge or reinsure its risks and to achieve an acceptable return for shareholders.

Jackson uses a macro approach to hedging that covers the risks inherent across the US business. Within this macro approach Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then uses a combination of over-the-counter (OTC) options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital Jackson is putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result. This means that Jackson accepts a degree of variability in its accounting results in order to ensure it achieves the appropriate economic result. Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

(ii) Interest rate risk
Interest rate risk arises from Prudential's investments in long-term debt and fixed income securities, and also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In Asia, the exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

In the US, there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. For variable annuities, interest rate changes will influence the level of reserves held for certain guaranteed benefits. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees of the with-profit business give rise to some interest rate discounting risk as falling rates may result in an increase in the cost of guarantees. Except for severe stress scenarios where shareholders' support may be required, this risk is borne by the with-profits fund.

(iii) Foreign exchange risk
Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

b   Credit risk
In addition to business unit and Group-wide operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

The Group's balance sheet held the following total investments at 30 June 2012.

	30 Jun 2012				31 Dec 2011
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
	£bn	£bn	£bn	£bn	£bn
Debt securities	58.9	9.1	60.3	128.3	124.5
Equity	23.4	66.0	1.1	90.5	87.3
Property investments	8.6	0.7	1.5	10.8	10.8
Mortgage loans	1.3	-	4.9	6.2	5.7
Other loans	1.6	-	2.2	3.8	4.0
Deposits	8.8	1.4	2.2	12.4	10.7
Other investments	4.7	0.1	3.5	8.3	7.6
Total	107.3	77.3	75.7	260.3	250.6

The table below presents the balances of investments related to shareholder-backed operations at 30 June 2012.

	30 Jun 2012	31 Dec 2011
	£bn	£bn
Shareholder-backed investments:
Asia life	8.0	7.1
UK life	29.9	28.5
US life	34.4	34.0
Other	3.4	3.8
Total	75.7	73.4

Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

(i) Debt portfolio

The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade compared to 95 per cent at 31 December 2011.

The Group's total debt securities portfolio on an IFRS basis comprised the following at 30 June 2012:

	30 Jun 2012				31 Dec 2011
	Participating funds	Unit-linked and variable annuities*	Shareholder-backed	Total Group	Total Group
	£bn	£bn	£bn	£bn	£bn
Insurance operations
UK	48.5	6.1	25.3	79.9	78.0
Jackson National Life	-	-	27.1	27.1	27.0
Asia long-term business	10.4	3.0	6.0	19.4	17.7
Other operations	-	-	1.9	1.9	1.8
Total	58.9	9.1	60.3	128.3	124.5
* Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.

UK
The UK's debt portfolio on an IFRS basis is £79.9 billion as at 30 June 2012, including £48.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.1 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £25.3 billion backing the shareholders' annuity business and other non-linked business (of which 76 per cent is rated AAA to A-, 22 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in the first half of 2012.

US
At 30 June 2012 Jackson's fixed income debt securities portfolio consisted of:

	30 Jun 2012	31 Dec 2011
Summary	£m	£m

Corporate and government security and commercial loans:
Government	2,107	2,163
Publicly traded and SEC Rule 144A securities	16,724	16,281
Non-SEC Rule 144A securities	3,263	3,198
Total	22,094	21,642
Residential mortgage-backed securities (RMBS)	2,282	2,591
Commercial mortgage-backed securities (CMBS)	2,129	2,169
Other debt securities	556	620
Total debt securities	27,061	27,022

Of the £20 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 5 per cent of the portfolio. Jackson's largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy each at 14 per cent and 15 per cent, respectively. Jackson actively manages the portfolio and will reduce exposures as events dictate.

Within the RMBS portfolio of £2.3 billion, the portion guaranteed by US government sponsored agencies is 60 per cent. Another 19 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Jackson's exposure to the 2006/2007 vintages totals £268 million of which £263 million is invested in the senior part of the capital structure. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £5 million. The total RMBS portfolio has an average fair value price of 94 cents on the dollar.

The CMBS portfolio of £2.1 billion is performing strongly, with 36 per cent of the portfolio rated AAA and only 2 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 31 per cent. This level provides significant protection, since it means the underlying collateral has to incur a 31 per cent loss, net of recoveries, before Jackson's holding is at risk.

Jackson's debt securities experienced total credit-related losses in the first half of 2012 of £33 million (2011: charge of £13 million). This includes, in particular, IFRS write-downs of £25 million (2011: £14 million). Of this amount, £4 million (2011: £11 million) was in respect of the write-down of RMBS securities. In addition to the amounts for debt securities, in the first half of 2012 there were no write-downs on Jackson's commercial mortgage loan portfolio (2011: write-downs of £9.6 million). In 2012 and 2011 half year periods Jackson did not have any defaults in its debt securities portfolio.

The impairment process reflects a rigorous review of every bond and security in Jackson's portfolio. The Group's accounting policy requires Jackson to book full mark to market losses on impaired securities through its balance sheet. However, Jackson would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Jackson's net unrealised gains from debt securities was positive £2,522 million at 30 June 2012, compared to positive £2,057 million at 31 December 2011. The gross unrealised loss position was £157 million at 30 June 2012 (31 December 2011: £246 million). Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £99 million at 30 June 2012 compared to £158 million at 31 December 2011.

Asia
Asia's debt portfolio totalled £19.4 billion at 30 June 2012. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (86 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2012.

Asset management
The debt portfolio of the Group's asset management operations of £1.9 billion as at 30 June 2012 is principally related to Prudential Capital operations. Of this amount £1.6 billion were rated AAA to A- by S&P or Aaa by Moody's.

(ii)       Group sovereign debt exposure

Sovereign debt represented 15 per cent or £9.1 billion of the debt portfolio backing shareholder business at 30 June 2012 (31 December 2011: 16 per cent or £9.2 billion). 43 per cent of this was rated AAA and 91 per cent investment grade (31 December 2011: 43 per cent AAA, 94 per cent investment grade). At 30 June 2012, the Group's total holding in continental Europe shareholder sovereign debt fell from £690 million at 31 December 2011 to £566 million, principally due to a reduction in the level of German debt held from £598 million to £463 million. Of the total £566 million debt, 82 per cent was AAA rated (31 December 2011: 87 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £45 million (31 December 2011: £44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 30 June 2012 is as follows:

	30 Jun 2012		31 Dec 2011
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt
	£m	£m	£m	£m
Continental Europe
Italy	44	54	43	52
Spain	1	36	1	33
	45	90	44	85
Germany	463	530	598	602
Other Europe (principally Isle of Man and Belgium)	58	47	48	62
	566	667	690	749
United Kingdom	3,323	2,303	3,254	2,801
United States	2,365	3,305	2,448	2,615
Other, predominantly Asia	2,888	341	2,850	332
Total	9,142	6,616	9,242	6,497

(iii) Exposure to bank debt securities

Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on public information, such as the results of the July 2011 European Banking Authority stress tests to identify banks with large concentrations of indirect exposure and credit research sources.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each Business Unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The Business Units and the Group Risk function also continually monitors the portfolio for emerging credit risks through various tools and processes.

Prudential actively mitigates the level of Group wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

Of the £60.3 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.0 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £2.7 billion was in the form of senior debt.

In terms of shareholder exposures to the bank debt of PIIGS, we held £299 million at 30 June 2012 (31 December 2011: £328 million). This comprised £137 million of covered bonds, £61 million senior debt, £3 million Tier 1 debt and £98 million Tier 2 debt. There was no direct exposure to Greek banks.

The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 30 June 2012.

	Bank debt securities - shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	26	26	-	-	-	26
Ireland	-	14	14	-	-	-	14
Italy	-	11	11	56	-	56	67
Greece	-	-	-	-	-	-	-
Spain	137	10	147	42	3	45	192
	137	61	198	98	3	101	299
Austria	-	-	-	10	-	10	10
Belgium	-	-	-	-	-	-	-
France	17	34	51	58	30	88	139
Germany	-	31	31	1	-	1	32
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	11	11	89	66	155	166
United Kingdom	457	182	639	618	101	719	1,358
Total Europe	611	319	930	874	200	1,074	2,004
United States	-	1,434	1,434	382	1	383	1,817
Other, predominantly Asia	20	303	323	339	229	568	891
Total	631	2,056	2,687	1,595	430	2,025	4,712

In addition to the exposures held by the shareholder-backed business, the Group held the following bank debt securities at 30 June 2012 within its with-profits funds.

	Bank debt securities - participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	7	7	-	-	-	7
Ireland	5	-	5	-	-	-	5
Italy	-	47	47	49	-	49	96
Greece	-	-	-	-	-	-	-
Spain	157	12	169	5	1	6	175
	162	66	228	54	1	55	283
Austria	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-
France	11	69	80	48	5	53	133
Germany	-	6	6	-	-	-	6
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	133	133	-	4	4	137
United Kingdom	704	435	1,139	753	42	795	1,934
Total Europe	877	709	1,586	855	52	907	2,493
United States	-	1,720	1,720	202	36	238	1,958
Other, predominantly Asia	9	437	446	202	130	332	778
Total	886	2,866	3,752	1,259	218	1,477	5,229

(iv) Other possible impacts of a Eurozone crisis

Other knock-on impacts of a Eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, as well as the monitoring routines noted above, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

In respect of operational risks, we believe we have strong investment operations, counterparty risk and change management capabilities that enable us to manage the transition to a new Eurozone regime if events require us to do so.

(v) Loans

Of the total Group loans of £10 billion at 30 June 2012, the following are held by shareholder-backed operations.

	30 Jun 2012			31 Dec 2011
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total
	£bn	£bn	£bn	£bn	£bn	£bn
Asia insurance operations(i)	-	0.4	0.4	-	0.4	0.4
US insurance operations(ii)	3.6	0.6	4.2	3.6	0.6	4.2
UK insurance operations(iii)	1.3	-	1.3	1.1	-	1.1
Asset management operations(iv)	-	1.2	1.2	-	1.3	1.3
Total loans held by shareholder-backed operations	4.9	2.2	7.1	4.7	2.3	7.0
(i)	The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.
(ii)
All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred no impairments on its commercial mortgage book (half year 2011: write downs of £9.6 million). Other loans represents policy loans.

(iii)	The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.
  (iv)                Relates to bridging loan finance managed by Prudential Capital.

(vi)  Counterparty credit risk

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The Group's exposure to derivative counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as its invested credit risk. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of additional collateral arrangements to control its levels of counterparty credit risk.

c    Insurance risk
The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

Prudential continues to conduct rigorous research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

d    Liquidity risk
The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio have been assessed to be sufficient under both sets of assumptions.

B.2 Non-financial risk
Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous diverse products, and is subject to a number of different legal, regulatory and tax regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

The Group has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

With regard to business environment risk, including the impacts of regulatory developments, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments and assess their potential impact on the Group. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts, and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing; operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Group may be required to hold. Solvency II is covered in more detail in the Capital Management section below.

B.3      Risk factors
Our disclosures covering risk factors can be found at the end of this document.

C.  Capital management
C.1 Regulatory capital (IGD)
Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a FSA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £4.2 billion at 30 June 2012 (before taking into account the 2012 interim dividend), with available capital covering its capital requirements 2.7 times. This compares to a capital surplus of £4.0 billion at the end of 2011 (before taking into account the 2011 final dividend).

The movements in the first half of 2012 mainly comprise:
• Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £0.9 billion;

Offset by:

• Negative impact arising from market movements estimated at £0.1 billion;
• Final 2011 dividend of £0.4 billion; and
• External financing costs and other central costs, net of tax, of £0.2 billion.

Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 30 June 2012 was £2.1 billion. This credit risk allowance represents 35 per cent of the bond portfolio spread over swap rates, compared to 33 per cent as at 31 December 2011.

Stress testing
As at 30 June 2012, stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 June 2012 levels would reduce the IGD surplus by £0.55 billion;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £0.75 billion;
• A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £1.0 billion*; and
• Credit defaults of ten times the expected level would reduce IGD surplus by £0.65 billion.

* The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2012, removing the permitted practice would have increased reported IGD surplus by £0.4 billion. As at 30 June 2012, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of  £4.0 billion, excluding the  permitted practice.

During the first half of 2012 Prudential PLC paid £48 million to enter into short term (1 year) options which offer some protection for the Group's IGD position against significant falls in equity markets. The benefit that would be expected from these hedges has been taken into account in the equity stress sensitivities shown above.

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

C.2  Solvency II
The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is currently anticipated to be transposed into local regulations and take effect for supervisors from mid-2013, with implementation for firms currently scheduled from 1 January 2014. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

Representatives from the European Parliament, the European Commission and the Council of the European are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. The Omnibus II Directive is scheduled to be finalised in late 2012.

In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, the detailed rules that will complement the high-level principles in the Solvency II Directive, referred to as 'implementing measures'. These are not currently expected to be finalised until early-mid 2013. Further guidance and technical standards are also being developed by the European Insurance and Occupational Pensions Authority. These are expected to be subject to a formal consultation and are unlikely to be finalised before mid-2013.

There remains significant uncertainty regarding the outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the final measures could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe (formerly known as the Comité Européen des Assurances).

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually arrives and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months Prudential will be progressing its implementation plans and remain in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model.

C.3 Capital allocation

Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

Prudential optimises capital allocation across the Group by making use of a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Prudential capital performance metrics are based on economic capital, which provides a view of its capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into its risk profile and is used both for risk measurement and capital management.

C.4 Risk mitigation and hedging
Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction are subject to review at Group level before implementation.

Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Corporate governance

The directors confirm that Prudential has complied with the provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Hong Kong Listing Rules throughout the period other than in respect of the Terms of Reference of the Remuneration Committee as regards making recommendations to the Board in respect of the remuneration of the non-executive directors. It would be inconsistent with the principles of the UK Code for the Remuneration Committee to be involved in setting the fees of non-executive directors.

The Company also confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the period.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The directors of Prudential plc confirm that to the best of their knowledge:

-
The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

-
The directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat